FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding non-public issuance of A shares of Huaneng Power International, Inc. (the “Registrant”);
2.          An announcement regarding proposals to be considered at 2016 general meeting of the Registrant; and
3.          An notice of 2016 annual general meeting of the Registrant;

Each made by the Registrant on April 28, 2017.

Document 1
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

NON-PUBLIC ISSUANCE OF A SHARES
UNDER THE GENERAL MANDATE

A notice convening the EGM to be held at 9:00 a.m. on 16 May 2017 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding of the EGM (i.e. before 9:00 a.m. on 15 May 2017) or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

27 April 2017

CONTENTS

		Page
Definitions		1
Letter from the Board		3
1. Introduction		3
2. Non-Public Issuance of A Shares under the General Mandate		4
3. Shareholding Structure of the Company		10
4. The EGM		11
5. Recommendations		12
6. Other Information		12
Appendix I –	The Plan for Non-public Issuance of A Shares of Huaneng Power International, Incin 2017	I-1
Appendix II –	The Feasibility Analysis Report on the Investment Projects with the Proceeds of the Non-public Issuance of A Shares by Huaneng Power International, Inc.	II-1
Appendix III –	The Report on the Use of the Proceeds Raised in the Latest Share Offering of Huaneng Power International, Inc.	III-1
Appendix IV –	The Risk Warnings and Make-up Measures for Huaneng Power International, Inc.’s Diluted Immediate Return on Non-public Issuance of A Shares	IV-1
Appendix V –	The Proposal regarding the Company’s Shareholder Return Plan for the Next Three Years (2017-2019)	V-1
Appendix VI –	Independent Opinions of Independent Directors on the Matters Relating to the 25th Meeting of the Eighth Session of the Board of the Company	VI-1
Appendix VII –	General Information	VII-1

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;
“associate (s) ”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”, “HPI”
Huaneng Power  International,  Inc.,  a  sino-foreign  joint  stock limited  company  incorporated  in  the  PRC  and  the  H  Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc.  and  the  Shanghai Stock  Exchange,  respectively,  and  its  subsidiaries   (as  the  case may  be) ;

“CSRC”	the China Securities Regulatory Commission;

“Director (s) ”	the director (s) (including independent non-executive directors) of the Company;

“EGM” or “Extraordinary General Meeting”
the 2017 second extraordinary general meeting of the Company     to be held at 9:00 a.m. on 16 May 2017 at the headquarters of      the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the  PRC  to consider  and  approve  (among  other  things)  the  proposed  non-
public issuance of A shares under the general mandate;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

DEFINITIONS

DEFINITIONS

“Huaneng Group”	China Huaneng Group;

“Huaneng HK”	China Hua Neng Group Hong Kong Limited;

“Latest Practicable Date”	21 April 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“PRC”, “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council;

“Shareholders”	the shareholders of the Company;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Directors: Cao Peixi Guo Junming Liu Guoyue Fan Xiaxia Li Shiqi Huang Jian Mi Dabin Guo Hongbo Zhu Yousheng Li Song	Legal Address: Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 PRC

Independent Non-executive Directors: Li Zhensheng Yue Heng Geng Jianxin Xia Qing Xu Mengzhou

                                                                                                                                                                        27 April 2017

To the Shareholders

Dear Sir or Madam,

NON-PUBLIC ISSUANCE OF A SHARES
UNDER THE GENERAL MANDATE

1.	INTRODUCTION

On 27 March 2017, the Company published an announcement regarding the proposed non-public issuance of A Shares under the general mandate. As stated in the announcement, the Company shall issue a circular to the Shareholders containing further information of the proposed non-public issuance of A Shares under the general mandate.

On 23 June 2016, the proposal regarding the granting of the general mandate to the Board to issue domestic shares and/or overseas listed foreign shares was considered and approved at the 2015 annual general meeting of the Company. The Company is allowed to allot, issue and deal with up to a maximum of 2,100,000,000 A Shares and 940,074,688 H Shares.

Note: The monetary amounts as stated in this circular and its appendices refer to RMB.

LETTER FROM THE BOARD

The Board held the 25th meeting (the “meeting” or “this meeting”) of the eighth session of the board by way of voting by correspondence on 27 March 2017. The notice of the meeting was issued in writing on 23 March 2017. The meeting was convened in accordance with the relevant provisions of the Company Law of the People’s Republic of China and the Articles of Association. The Directors have considered and approved the following resolutions unanimously:

2.	NON-PUBLIC ISSUANCE OF A SHARES UNDER THE GENERAL MANDATE

I.	Proposal regarding the Company’s fulfillment of the Conditions for Non-Public Issuance of A Shares

According to the relevant provisions of the Company Law of the People’s Republic of China, the Securities Law of The People’s Republic of China, the Administrative Measures for the Issuance of Securities by Listed Companies, the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies and other laws and regulations, after carrying out serious self- examination on the Company’s actual situation and related matters, the Board are of the view that the Company has fulfilled the conditions for the non-public issuance of A shares by listed companies.

This proposal will be submitted to the general meeting of the Company for consideration.

II.	Proposal regarding the Company’s Scheme for Non-public Issuance of A Shares.

(1)	Issuing methods and issuing time

This issuance of shares is made in the form of non-public issuance. Shares are issued to specific investors at any appropriate time within six month after being approved by the CSRC and SASAC.

(2)	Type and face value of the shares to be issued

The shares to be issued are domestic listed RMB ordinary shares (A shares) , with face value of RMB1.00 each.

(3)	Target investors and subscription method

The target investors of the non-public issuance are no more than 10 specific ones including securities investment fund management companies, securities companies, trust and investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other domestic corporate investors and natural persons, etc., which are in line with the provisions of the CSRC. Securities investment fund management company shall be regarded as one issue object if subscribed shares with two and more funds under its management; as the issue object, the trust and investment company shall only subscribe shares with its own funds. The controlling shareholder of the Company and the enterprises under its control do not participate in the subscription of this non-public issuance.

LETTER FROM THE BOARD

The target investors are expected to be third party independent from the Company and its connected persons. If A Shares are issued to any connected persons of the Company, the Company will comply with the requirements under Chapter 14A of the Hong Kong Listing Rules including announcement and independent shareholders’ approval.

After the obtaining of approval from the CSRC, ultimate target investors will be determined by the Board through negotiating with the sponsor (lead underwriter) of this issuance according to the subscription of the investors in accordance with the scope of authorization from the Shareholders at the general meeting.

All target investors will subscribe the shares under this issuance in cash.

(4)	Pricing ex-date, issue price and pricing principles

The pricing ex-date of this non-public issuance is the first day of issuance. To protect the state interest, and maintain and increase the value of state assets, the issuance price of the non-public issuance will not be lower than the audited net asset per share of the Company. As at 31 December 2016, the audited net asset per share of the Company is RMB5.36 per share. According to the 24th meeting of the eight session of the Board, the profit distribution plan of the Company in 2016 was: taking the total share capital as its base, the Company distributes cash dividends of RMB0.29 for each ordinary share (tax inclusive) to all shareholders. After the distribution is completed, the net asset of the Company is RMB5.07 per share. Additionally, pursuant to provisions of the Administrative Measures for the Issuance of Securities by Listed Companies and the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies, the issuance price of the non-public issuance is not less than 90% of the average price of the Company’s Shares on the 20 trading days prior to the pricing ex-date (The formula is: The average price of Share price of 20 trading days before the pricing ex-date=The total trading amount of Shares during the 20 trading days before the pricing ex-date/The total amount of stock transactions during the 20 trading days before the pricing ex-date) . Therefore, the issuance price of the non-public issuance will not be lower than RMB5.07 per share, and 90% of the average price of the Company's A Shares on the 20 trading days prior to the pricing ex-date.

Issue Price will be negotiated and determined in the principle of price priority by the Board (as authorized by the shareholders’ meeting) and the sponsor (major underwriter) based upon the subscription price of investors in accordance with “Implementation Rules of Non-public Offering of Shares of Listed Companies” (as revised in 2017) after this non-public issuance is approved by the CSRC.

(5)	Number of shares to be issued

The total number of non-public issuance of shares does not exceed 800,000,000 shares (inclusive) ; the number of shares issued approved by the CSRC shall prevail. In case of dividend distribution, share allocation, capital reserve turning to increase capital and other ex-

LETTER FROM THE BOARD

right and ex-dividend matters during the period from the date on which the Board Resolution on this issuance is adopted to the issuance date, the Company shall adjust the number of shares to be issued accordingly.

(6)	Lock-up period

A Shares subscribed for under non-public issuance may not be transferred within 12 months following the close of this non-public offering.

(7)	Amount and use of proceeds to be raised

The gross proceeds raised by this non-public issuance of A Shares is not more than RMB5,000,000,000, which, after deducting the expenses, will be invested in the Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui Yangpu Thermal Power Project in Hainan and Ruijing Coal-fired Project Phase II in Jiangxi. Details are set out as follows:

S/N	Project Name	Total investment in the project (RMB0’000)	Proceeds to be applied in the project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

LETTER FROM THE BOARD

(8)	The arrangement of the undistributed profits before the non-public issuance

The undistributed profits of the Company before this non-public issuance shall be shared by the old and new shareholders after the non-public issuance is completed.

(9)	The valid period of the resolution of the issuance

The resolution on the non-public issuance is valid for twelve months since the date on which the proposal regarding issuance is considered and approved by the general meeting.

(10)	Place of listing

The company will apply for the listing of the shares under this issuance on SSE.

This proposal will be submitted to the general meeting of the Company for consideration item by item, and can only be implemented after approval by CSRC. The details of the proposal are also subject to which ultimately approved by CSRC.

III.	Proposal on the Company’s plan for Non-public Issuance of A Shares

The Plan for Non-public Issuance of A Shares of Huaneng Power International, Inc. in 2017 is approved by the Board. For details, please refer to Appendix I of this circular.

This proposal will be submitted to the general meeting of the Company for consideration.

IV.	Proposal regarding the Feasibility Analysis Report on the Investment Projects with the Proceeds of the Company’s Non-public issuance of A Shares

The Feasibility Analysis Report on the Investment Projects with the Proceeds of the Non- public Issuance of A Shares by Huaneng Power International, Inc. is approved by the Board. For details, please refer to Appendix II of this circular.

This proposal will be submitted to the general meeting of the Company for consideration.

V.	Proposal regarding the Report on the Use of Proceeds Raised in the Latest Share Offering of the Company

The Report on the Use of the Proceeds Raised in the Latest Share Offering of Huaneng Power International, Inc. is approved by the Board. For details, please refer to Appendix III of this circular.

This proposal will be submitted to the general meeting of the Company for consideration.

LETTER FROM THE BOARD

VI.	Proposal regarding the Risk Warnings and Make-up Measures for the Company’s Diluted Immediate Return on Non-public issuance of A Shares

The Risk Warnings and Make-up Measures for Huaneng Power International, Inc.’s Diluted Immediate Return on Non-public issuance of A Shares is approved by the Board. For details, please refer to Appendix VI of this circular.

This proposal will be submitted to the general meeting of the Company for consideration.

VII.	The Proposal regarding the Commitments of the Controlling Shareholders, Directors and Senior Management on Adopting Make-up Measures for the Diluted Immediate Return on Non-public Issuance of a shares

In December 2013, the General Office of the State Council promulgated the “Opinions on Further Strengthening the Protection of the Legal Rights and Interests of Small and Medium Investors in the Capital Market (Guo Fang Fa [2013] No. 110)”, clearly stated specific make-up measures for the diluted immediate return in case of a company’s initial public offering of shares, refinancing or significant asset restructuring of listed companies. In May 2014, the State Council issued the “Opinions on Further Promoting the Healthy Development of Capital Market (Guo Fa [2014] No. 17) ”. On December 30, 2015, CSRC issued the “Guidance on Relevant Matters regarding Diluted Immediate Return In Initial Public Offering of Shares, Refinancing or Significant Asset Restructuring Starting (SFC Bulletin [2015] No.31) ”, further proposing to optimize the mechanism of investor return.

In order to ensure that make-up measures for diluted immediate returns in the Company’s non- public offering of shares are effectively implemented, the Company’s directors and senior management:

“1.	promise not to convey interest to any entity or individual on a free or unfair basis, nor use other means to damage the interests of the Company;

2.	promise to constrain the job-related consumption of the Company’s directors and senior management;

3.	promise not to use the Company’s assets for investment or consumption activities not relating to the performance of their duties;

4.	promise that the implementation of the remuneration system drafted by the Board or Remuneration and Assessment Committee of the Board will be linked to the implementation of make-up measures;

5.	promise that conditions for the exercise of equity incentive will be linked to the implementation of make-up measures if the Company publishes equity incentive policy;

If I violate the above commitments and cause losses to the Company or shareholders, I will bear the corresponding liabilities.”

LETTER FROM THE BOARD

In order to ensure practical implementation of make-up measures for diluted immediate returns in the Company’s non-public offering of A shares, in accordance with the relevant provisions of the CSRC, China Huaneng Group Corporation and Huaneng Power International Development Company made the following commitments

“not to interfere with the Company’s management activities, nor encroach on the interests of the Company.”

In case of losses to the Company or its shareholders due to violation of the above commitments, the Company will bear corresponding liabilities.”

This proposal will be submitted to the general meeting of the Company for consideration.

VIII.	the Proposal regarding the Company’s Shareholder Return Plan for the Next Three Years (2017-2019)

The Proposal regarding the Company’s Shareholder Return Plan for the Next Three Years (2017-2019) is approved by the Board. For details, please refer to Appendix V of this circular.

This proposal will be submitted to the general meeting of the Company for consideration.

IX.	the Proposal regarding the Convening a General Meeting to Authorize the Board to Deal with the Issues Related to the Non-public issuance of A Shares

It is hereby agreed to request the General Meeting to authorize the Board and the Board shall authorize Director Liu Guoyue to deal with the matters related with the non-public issuance of A shares within the scope of laws and regulations. The authorized content, scope and validity are as follows:

(1)
To formulate, adjust and implement the specific scheme for the non-public issuance of A shares, including but not limited to determining or adjusting related issuance time, issuance quantity, issuance price, pricing ex-date, starting and ending date of issuance and other specific issues based on the specific circumstances, according to the provisions of relevant laws, regulations and regulatory documents, according to the issuance scheme for the non-public issuance of A shares adopted by the general meeting, depending on the changes in market conditions, policy adjustments or views of regulatory authorities and stock exchanges, etc. and combining with the Company’s actual situation;

(2)
To make necessary and appropriate supplementation, modification and improvement for the issuance scheme and related application documents, supporting document, in order to comply with the provisions of relevant laws, regulations and regulatory documents or the requirements of the relevant regulatory authorities;

LETTER FROM THE BOARD

(3)
To decide and employ the intermediary agencies participated in this non-public issuance of A shares; to modify, supplement, sign, submit, present, implement all agreements, contracts and documents related with this non-public issuance of A shares, including but not limited to underwriting agreement, intermediary appointment agreement, share purchase agreement, etc.;

(4)
to make necessary and appropriate adjustment to the use and specific arrangement of capital raised by this non-public issuance of A shares according to the views of regulators, the changes in market conditions, the issuance situation (except for issues that must be re-considered and voted by the general meeting according to the provisions of relevant laws and regulations and the Articles of Association) ;

(5)	To determine the special account for raising capital;

(6)
To deal with the reporting and implementation matters in relation to this non-public issuance of A shares, including but not limited to handle examine, registration, filings, approval, consent and other formalities; approve, sign, execute, amend and complete all documents related to this non-public issuance;

(7)
To amend the corresponding provisions of the Articles of Association and handle the registration of industrial and commercial changes on the issue about increasing the Company’s registered capital according to the actual results of this non-public issuance;

(8)	To continue with this non-public issuance of A shares according to the new laws, regulations or policies in case of changed in laws, regulations or policies of non-public issuance of A shares;

(9)	To deal with other issues related with this non-public issuance of A shares if allowed by the laws and regulations;

(10)	The validity of this authorization is twelve months from the date when the motion was adopted by the Shareholders’ Meeting of the Company through deliberation.

This proposal will be submitted to the general meeting of the Company for consideration.

X.	The Proposal on convening the 2017 Second Extraordinary General Meeting of the Company

It is agreed to convene the 2017 Second Extraordinary General Meeting of the Company on 16 May 2017.

3.	SHAREHOLDING STRUCTURE OF THE COMPANY

For illustrative purposes only and to the best knowledge of the Company, assuming (i) a total of 800,000,000 A Shares will be issued under the non-public issuance; and (ii) no connected person (as defined in the Hong Kong Listing Rules) of the Company will subscribe for the A Shares nor will any

LETTER FROM THE BOARD

subscriber of the A Shares become a connected person (as defined in the Hong Kong Listing Rules) of the Company upon the completion of the non-public issuance of A Shares, the table below sets out the impact on the Company’s share capital structure:

Share capital	As at the Latest Practicable Date		After the completion of the non- public issuance of A Shares
	Number of Shares	Approximate percentage of share capital	Number of Shares	Approximate percentage of share capital
Non-public Shareholders
A Shares
– Huaneng Group	1,555,124,549	10.23%	1,555,124,549	9.72%
– HIPDC (1)	5,066,662,118	33.33%	5,066,662,118	31.67%
– Huaneng Finance (2)	74,139,853	0.49%	74,139,853	0.46%
H Shares
– Huaneng HK (3)	472,000,000	3.11%	472,000,000	2.95%
Sub-total	7,167,926,520	47.16%	7,167,926,520	44.80%
Public Shareholders
A Shares	3,804,073,480	25.03%	4,604,073,480	28.77%
H Shares	4,228,383,440	27.81%	4,228,383,440	26.43%
Sub-total	8,032,456,920	52.84%	8,832,456,920	55.20%
Total	15,200,383,440	100%	16,000,383,440	100%

Notes:

(1)
Huaneng Group holds a 75% direct interest in HIPDC. Huaneng Group also holds a 100% interest in Shanghua Investment Co., Ltd. through Huaneng HK, and Shanghua Investment Co., Ltd holds 25% interest in HIPDC.

(2)	Huaneng Finance is a controlling subsidiary of Huaneng Group.

(3)	Huaneng Group holds a 100% direct interest in Huaneng HK.

4.	THE EGM

The Company will convene the EGM on 16 May 2017 to seek approval from Shareholders on the proposed non-public issuance of A Shares under the general mandate.

LETTER FROM THE BOARD

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible. Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding6of the EGM (i.e. before 9:00 a.m. on 15 May 2017) or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish. Voting at the EGM will be conducted by poll, and no one shall abstain from voting.

5.	RECOMMENDATIONS

The Directors consider that the resolutions in relation to the non-public issuance of A Shares are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such resolutions to be proposed at the EGM as set out in the notice of the EGM.

6.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Stock Code of A Share: 600011	Short Name (A Share) : Huaneng Guoji No. 2017-010

Stock Code of H Share: 902	Short Name (H Share) : Huaneng Power International

HUANENG POWER INTERNATIONAL, INC.

THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES IN 2017

MARCH 2017

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Issuer’s Statement

1.
The Company and all the members of the Board warrant that the contents of the Announcements are true, accurate and complete, without any false records, misleading statements or material omissions, and that they will bear the individual and joint liability for false statements, misleading statements or material omissions in the Announcement.

2.
After the completion of this non-public issuance of shares, the Company shall be responsible for the changes in the Company’s operation and income. The investors shall be responsible for the investment risk caused by this issuance.

3.	The Plan is the statement from the Company’s Board about this issuance. Any inconsistent statement with it is the false statement.

4.
The matters mentioned in this Plan do not represent the approving authority’s substantive judgment, confirmation or approval of the relevant matters concerning the relevant issues of this insurance. The entry into force and completion of the relevant matters mentioned in this Plan are subject to the review or approval of the relevant approving authority.

5.	In case of any questions, the investors shall consult their own stockbrokers, lawyers, professional accountants or other professional advisors.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Important Note

1.
The plan for the non-public issuance of A shares has been considered and approved by the 25th Meeting of the Eighth Session of Board of the Company. The matters related to the non-public issuance of A shares still need to be approved by the state-owned assets supervision and management departments and to be considered and approved by the general meeting of the Company. In addition, according to the provisions of the Company Law, the Securities Law, the Administrative Measures for the Issuance of Securities by Listed Companies and other relevant Chinese laws, regulations and regulatory documents (hereinafter collectively the “laws and regulations”) , the non-public issuance of A shares needs to be approved by the CSRC.

2.
The target investors of the non-public issuance of A shares are no more than 10 specific ones including securities investment fund management companies, securities companies, trust and investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other domestic corporate investors and natural persons, etc., which are in line with the provisions of the China Securities Regulatory Commission. Securities investment fund management company shall be regarded as one target investor if subscribed shares with two and more funds under its management; as for the target investor which is an trust and investment company shall only subscribe shares with its own funds. The controlling shareholder of the Company, Huaneng Development Company and Huaneng Group, and the enterprises under its control do not participate in the subscription of this non-public issuance.

After the obtaining of approval from CSRC, ultimate target investors will be determined by the Board through negotiating with the sponsor (lead underwriter) of the non-public issuance according to the subscription of the investors in accordance with the scope of authorization from the Shareholders at the general meeting. All the target investors will subscribe for the shares under the non-public issuance in cash.

3.
Huaneng Group holds 47.16% shares in the Company and the actual controller is the SASAC of State Council. This non-public issuance will not lead to the change of the Company’s controlling shareholder or actual controller.

4.
The total number of non-public issuance of shares does not exceed 800,000,000 shares (inclusive) ; the number of shares issued approved by the CSRC shall prevail. In case of dividend distribution, share allocation, capital reserve turning to increase capital and other ex-right and ex-dividend matters during the period from the date on which the Board Resolution on this non-public issuance is adopted to the issuance date, the Company shall adjust the number of shares to be issued accordingly.

5.
The pricing ex-date of this non-public issuance is the first day of issuance. The issuance price of the non-public issuance is not less than 90% of the average price of the Company’s shares on the 20 trading days prior to the pricing ex-date (The formula is: The average price of share price of 20 trading days before the pricing ex-date=The total trading amount of shares during the 20 trading days before the pricing ex-date/The total amount of stock transactions during the 20 trading days before the pricing ex-date) .

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Issue Price will be negotiated and determined in the principle of price priority by the board of the Company (as authorized by the shareholders’ meeting) and the sponsor (major underwriter) based upon the subscription price of investors in accordance with “Implementation Rules of Non-public Offering of Shares of Listed Companies” (as revised in 2017) after this non-public issuance is approved by CSRC.

6.	The gross proceeds raised by this non-public issuance is not more than RMB5,000,000,000; after deducting the issuance expenses, it shall be used for the following projects:

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the proceeds raised by this non-public issuance of shares is put in place, the Company will invest the proceeds raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

7.
According to the provisions of the Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies, the Regulatory Guidelines for Listed Companies No.3 – Cash dividends of listed Companies and relevant CSRC provisions, the Company formulated the Shareholders’ Return Plan of Huaneng Power International, Inc. in the Next Three Years (2017 – 2019) . For details, please refer to the “Chapter 5 The Board of Directors’ on Profit Distribution Policy” of this plan.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

8.
According to the provisions of the Guiding Opinions on Issues Concerning Diluted Immediate Returns Due to IPO and Refinancing, Significant Asset Restructuring promulgated by CSRC, the Company has made analysis on whether the non-public offering will dilute immediate returns, please refer to “Section 6 The Impact of the Diluted Immediate Returns of this Issuance on the Company’s Major Financial Indicators and the Measures to be Taken by the Company” in this plan for details.

9.	The Company’s rolling undistributed profits before this non-public issuance will be shared among the Company’s old and new shareholders based upon the proportion of shares held by them.

10.	A shares subscribed under this non-public issuance may not be transferred within 12 months following the close of this non-public issuance.

11.	The resolution on the non-public issuance is valid for twelve months since the date on which the resolution on the non-public issuance of shares is considered and approved by the general meeting.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Contents

Issuer’s Statement		I-2
Important Note		I-3
Interpretation		I-4
Section 1	Summary of Non-public Issuance of A Shares	I-11
I.	Basic information of the issuer	I-11
II.	Background and purpose of this non-public issuance	I-12
III.	Target investors and their relationship with the Company	I-13
IV.	Summary of this non-public issuance	I-13
V.	Whether this issuance constitutes a related party transaction or not	I-16
VI.	Whether this issuance will lead to the changes in corporate control	I-16
VII.	The approvals obtained for the plan of this non-public issuance from the relevant authorities and the approval process needed to be submitted	I-16
Section 2	Feasibility Analysis on the Use of Proceeds Raised by this Issuance	I-17
Section 3	Discussion and Analysis of the Board on the Impact of this Issuance on the Company	I-27
I.
Whether there is an integration plan for the Company’s businesses and assets after this issuance; whether the Articles of Association shall be adjusted; the expected changes in the shareholder structure, senior management structure and business structure
I-27
II.	Changes in the Company’s financial condition, profitability and cash flow	I-27
III.	Changes in the business relationship, management relations, related party transactions and industry competition between the Company and the controlling shareholder and its associates	I-28

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

IV.
After this issuance has been completed, whether the Company has any circumstance that funds and assets are occupied by the controlling shareholder and its associates, or the listed company provides guarantee for the controlling shareholder and its associates
I-28
V.
Whether the Company’s debt structure is reasonable; whether the liabilities (including contingent liabilities) are greatly increased by this issuance; whether the debt ratio is too low and the financial costs are unreasonable
I-28
Section 4	Risks associated with this issuance	I-29
I.	Risks of economic cycle	I-29
II.	Risks of electricity tariff adjustment	I-29
III.	Risks of coal market	I-29
IV.	Risks of environmental policy	I-29
V.	Risks of power project investment	I-30
VI.	Risks of approval	I-30
VII.	Risks of earnings per share and diluted ROE	I-30
VIII.	Management risks	I-30
IX.	Risks of stock market volatility	I-30
Section 5	The Statement of the Board on Profit Distribution Policy	I-31
I.	Company’s profit distribution policy	I-31
II.	The Company’s cash dividends and undistributed profits in the last three years	I-33
III.	The Company’s shareholder return plan in the next three years	I-34

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Section 6	Impact of the diluted immediate returns of this issuance on the Company’s major financial indicators and the measures to be taken by the Company	I-36
I.	The impact of diluted immediate returns of this non-public shares issuance on the Company’s major financial indicators	I-36
II.	Special risk warning for diluted immediate returns on this issuance	I-39
III.	Necessity and rationality for the Board to choose this non-public issuance	I-39
IV.	Relationship between the projects invested by the proceeds and the Company’s existing business; reserve of staff, technology, market and other aspects of projects that raise capital	I-41
V.	Make-up measures for the diluted immediate returns of this non-public issuance from the Company	I-42
VI.	Commitments issued by related parties	I-43
Section 7	Other matters that need to be disclosed	I-44

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Interpretation

Unless otherwise stated in this Plan, the definitions of the following terms are as follows:

Issuer, the Company, Company, Huaneng International	means	Huaneng Power International, Inc.

Huaneng Group	means	China Huaneng Group

Huaneng Development Company, the controlling shareholder	means	Huaneng International Power Development Corporation

Issuance, this issuance, the non-public issuance	means	The behavior of Huaneng Power International, Inc. to make non-public issuance of A shares in 2017

The Plan	means	The Plan of Huaneng Power International, Inc. for Non-public Issuance of A Shares in 2017

Pricing ex-date	means	The first day of the non-public issuance

National Development and Reform Commission (NDRC)	means	National Development and Reform Commission (NDRC) People’s Republic of China

SASAC of State Council	means	The State-owned Assets Supervision and Administration Commission of the State Council

CSRC	means	China Securities Regulatory Commission

Ministry of Land and Resources	means	Ministry of Land and Resources of the People’s Republic of China

Ministry of Environmental Protection	means	The Ministry of Environmental Protection of the People’s Republic of China

SSE	means	Shanghai Stock Exchange

SEHK	means	The Stock Exchange of Hong Kong Limited

Company Law	means	Company Law of the People’s Republic of China

Securities Law	means	Securities Law of the People’s Republic of China

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

A Share	means	Ordinary shares issued to the domestic investors, listed on the domestic stock exchange, denominated in par value of RMB, subscribed and traded in RMB with the approval from the CSRC

H Share	means	Shares approved to be listed on SEHK, denominated in RMB and subscribed and traded in HK dollar

RMB, RMB0’000, RMB100 million	means	RMB, RMB10,000, RMB100,000,000

Installed capacity	means	For a power generation enterprise, it is the sum of its rated capacity of all generating units

On-grid electricity volume	means	Volume of electricity generated by the power plant and connected to the power grid connection point

On-grid electricity tariff	means	Price of on-grid electricity settled by the electricity purchaser with the power generation enterprise

kW, MW	means	Measurement unit of electric power, the specific conversion formula is 1 MW = 1,000 kW

kWh	means	Measurement unit of the quantity of electricity produced. One kilowatt-hour is the work of one-kw generator under continuous operation for an hour by the rated capacity. Commonly known as “degree”

Utilization hour	means	The electrical energy generated by the power generation unit (power plant) converted to the number of operating hour under full-output working condition at the rated capacity

In this Plan, there may be some difference between some total numbers and the sums of adding the numbers directly in terms of mantissa, which is caused by rounding.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Section 1     Summary of Non – public Issuance of A Shares

I.	BASIC INFORMATION OF THE ISSUER

The Company’s Chinese Name:	華能國際電力股份有限公司
The Company’s English Name:	Huaneng Power International, Inc.
Legal Representative:	Cao Peixi
Registered Capital:	RMB15,200,383,440
Total Equity:	15,200,383,440 shares
Short Name of the Company’s A-Shares:	Huaneng Gouji
The Company’s A-Shares Code:	600011
Date of Establishment:	June 30, 1994
Residence:	Huaneng Building, No. 6 Fuxingmen Nei Avenue, Xicheng District, Beijing
Office Address:	Huaneng Building, No. 6 Fuxingmen Nei Avenue, Xicheng District, Beijing
Postcode:	100031
Person in charge of information disclosure:	Du Daming
Contact No.:	010-63226999
Fax:	010-63226888
Business scope:
Investment, construction, operation and management of power plants; development, investment, operating mainly export-related enterprises; thermal production and supply (only limited to subsidiaries approved by the local government) ; power production (limited subsidiaries) ; and power supply. (The power supply and the items subject to approval in accordance with law shall be carried out as per the approval of relevant authorities.)

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

II.	BACKGROUND AND PURPOSE OF THIS NON-PUBLIC ISSUANCE

(I)	Background of this issuance

1.	The opportunity and challenge brought by the gradual deepening of the electric power system reform

The development of the power industry is closely related to the macroeconomic trend. At present, China’s economic trend towards growth in the medium to long term and the power industry still has a lot of room for development and growth potential. At the same time, with the gradual deepening of China’s power system reform, power companies are facing with new development opportunities and challenges. The changed interest pattern of power and electricity market will enable power companies to continue to enhance core competitiveness to improve profitability.

2.	Encouragement of national energy conservation and environmental protection policies

June 7, 2014, the State Council officially issued the Energy Development Strategy Action Plan (2014-2020) , proposing to change the energy development mode, adjust and optimize the energy structure, innovate energy system and mechanism, focus on improving energy efficiency, strictly control the excessive growth of energy consumption, develop clean energy, promote green energy development, make scientific and technological progress, effectively improve the core competitiveness of the energy industry and build China’s energy upgrade version.

December 26, 2016, the National Energy Administration of National Development and Reform Commission issued the Thirteen Five-Year Plan for Energy Development, proposing requirements for six aspects including total energy consumption and intensity, energy structure adjustment, energy development layout, improving energy system efficiency and development quality, enhancing the energy security strategy protection ability, as well as strengthening innovation. During the “Thirteen Five-Year Plan” period, the proportion of non-fossil energy consumption had increased to more than 15%, the proportion of natural gas consumption had almost reached 10% and the proportion of coal consumption had decreased to 58% or less. If calculated according to the related indicators in the Planning, the non-fossil energy and natural gas consumption increment is more than three times of the coal consumption increment, accounting for more than 68% of the total energy consumption increment. It can be said that clean low-carbon energy will be the major force of energy supply increment during the “Thirteen Five-Year Plan” period.

The Company’s main business is thermal power generation with a small number of wind power and hydropower generating units. In the future, the Company will on one hand continue to enhance the core competitiveness in the field of thermal power, and on the other hand will continue to optimize and adjust the power supply structure according to the corresponding policies.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

(II)	Purpose of this non-public issuance

According to its strategic planning and development needs, the Company is proposed to invest the proceeds raised by this non-public issuance of A shares in Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijing Coal-fired Power Project Phase II in Jiangxi. The non-public issuance will help the Company to enhance financial strength, improve the capital structure, optimize the financial condition; help the Company better grasp the historical opportunity for the industry to deepen the reform and development, further expand and strengthen the main business and enhance the Company’s overall core competitiveness.

III.	TARGET INVESTORS AND THEIR RELATIONSHIP WITH THE COMPANY

The target investors of the non-public issuance of A shares are no more than 10 specific ones including securities investment fund management companies, securities companies, trust and investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other domestic corporate investors and natural persons, etc., which are in line with the provisions. Securities investment fund management company shall be regarded as one target investor if subscribed shares with more than two funds under its management; as for the target investor which is a trust and investment company shall only subscribe shares with its own funds.

After the obtaining of approval from CSRC, ultimate target investors will be determined by the Board through negotiating with the sponsor (lead underwriter) of the non-public issuance according to the subscription of the investors in accordance with the scope of authorization from the Shareholders at the general meeting.

The controlling shareholder of the Company, Huaneng Development Company and Huaneng Group, and the enterprises under its control do not participate in the subscription of this non-public issuance.

IV.	SUMMARY OF THIS NON-PUBLIC ISSUANCE

(I)	Issuing methods and issuing time

This issuance of shares is made in the form of non-public issuance. Shares are issued to specific objects at any appropriate time within six month after being approved by the China Securities Regulatory Commission.

(II)	Type and face value of the shares to be issued

The shares to be issued are domestic listed RMB ordinary shares (A shares) , with face value of RMB1.00 each.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

(III)	Target investors and subscription method

The target investors of the non-public issuance are no more than 10 specific ones including securities investment fund management companies, securities companies, trust and investment companies, finance companies, insurance institutional investors, qualified foreign institutional investors and other domestic corporate investors and natural persons, etc., which are in line with the provisions of the China Securities Regulatory Commission. Securities investment fund management company shall be regarded as one issue object if subscribed shares with two and more funds under its management; as the issue object, the trust and investment company shall only subscribe shares with its own funds. The controlling shareholder of the Company, Huaneng Development Company and Huaneng Group, and the enterprises under its control do not participate in the subscription of this non-public issuance.

After the obtaining of approval from CSRC, ultimate target investors will be determined by the Board through negotiating with the sponsor (lead underwriter) of this issuance according to the subscription of the investors in accordance with the scope of authorization from the Shareholders at the general meeting.

All the target investors will subscribe the shares under this issuance in cash.

(IV)	Pricing ex-date, issue price and pricing principles

The pricing ex-date of this non-public issuance is the first day of issuance. The issuance price of the non-public issuance is not less than 90% of the average price of the Company’s shares on the 20 trading days prior to the pricing ex-date (The formula is: The average price of share price of 20 trading days before the pricing ex-date=The total trading amount of shares during the 20 trading days before the pricing ex-date/The total amount of stock transactions during the 20 trading days before the pricing ex-date) .

Issue Price will be negotiated and determined in the principle of price priority by the board of the Company (as authorized by the shareholders’ meeting) and the sponsor (major underwriter) based upon the subscription price of investors in accordance with “Implementation Rules of Non- public Offering of Shares of Listed Companies” (as revised in 2017) after this non-public issuance is approved by the CSRC.

(V)	Number of shares to be issued

The total number of non-public issuance of shares does not exceed 800,000,000 shares (inclusive) ; the number of shares issued approved by the CSRC shall prevail. In case of dividend distribution, share allocation, capital reserve turning to increase capital and other ex-right and ex-dividend matters during the period from the date on which the Board Resolution on this issuance is adopted to the issuance date, the Company shall adjust the number of shares to be issued accordingly.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

(VI)	Lock-up period

A shares subscribed for under non-public issuance may not be transferred within 12 months following the close of this non-public offering.

(VII)	Amount and use of proceeds to be raised

The gross proceeds raised by this non-public issuance of A shares is not more than RMB 5,000,000,000, which is invested in Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijin Coal-fired Power Project Phase II in Jiangxi after deducting the issuance expenses. The details is as follows:

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

(VIII)	The arrangement of the undistributed profits before the non-public issuance

The undistributed profits of the Company before this non-public issuance shall be shared by the old and new shareholders after the non-public issuance is completed.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

(IX)	The valid period of the resolution of the issuance

The resolution on the non-public issuance is valid for twelve months since the date on which the proposal regarding issuance is considered and approved by the general meeting.

(X)	Place of listing

The Company will apply for the listing of the shares under this issuance on SSE.

V.	WHETHER THIS ISSUANCE CONSTITUTES A RELATED PARTY TRANSACTION OR NOT

The non-public issuance of shares does not constitute a related party transaction.

VI.	WHETHER THIS ISSUANCE WILL LEAD TO THE CHANGES IN CORPORATE CONTROL

The total number of A shares to be issued under this non-public issuance of A shares will not exceed 800,000,000 shares. By the date when this plan is put forward, Huaneng Group directly and indirectly holds
7.168 billion shares of the Company, which is 47.16% of the total number of shares of the Company. Calculated at the upper limit of the number of shares to be issued under this non-public issuance, after this non-public issuance, Huaneng Group will directly or indirectly hold 44.80% of the total number of shares of the Company. Consequently, this non-public issuance will not lead to the change of the Company’s control.

VII.	THE APPROVALS OBTAINED FOR THE PLAN FOR THIS NON-PUBLIC ISSUANCE FROM THE RELEVANT AUTHORITIES AND THE APPROVAL PROCESS NEEDED TO BE SUBMITTED

The plan for this non-public issuance of A shares has been approved by the 25th Meeting of the eighth Session of Board held on March 27, 2017. According to the relevant provisions, this issuance plan shall be subject to approval from the state-owned assets supervision and management departments and to be consider and approved by the general meeting.

After being considered and approved by the Company’s general meeting, according to the provisions of the Company Law, the Securities Law, the Administrative Measures for the Issuance of Securities by Listed Companies, the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies (Revision in 2017) and other relevant laws, regulations and regulatory documents, the application shall be submitted to the CSRC for approval. After being approved by the CSRC, the Company shall apply at the Shanghai Stock Exchange and the Shanghai Branch of China Securities Depository & Clearing Corporation Limited (CSDCC) for handling the stock issuance and listing, so as to complete all reporting and approval procedures of this non-public issuance of shares.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Section 2     Feasibility Analysis on the Use of Proceeds Raised by this Issuance

I.	PLAN FOR THE USE AND INVESTMENT OF CAPITAL RAISED

The gross proceeds raised by this non-public issuance of A shares is not more than RMB 5,000,000,000, which is invested in Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijin Coal-fired Power Project Phase II in Jiangxi after deducting the issuance expenses. The details is as follows:

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

II.	BASIC INFORMATION OF AND FEASIBILITY ANALYSIS ON PROJECTS INVESTED BY THE PROCEEDS

(I)	Xiegang Gas Turbine Project in Guangdong

1.	Basic information of the Project

The Project is located in Xiegang Town, Dongguan City, Guangdong Province, which is a gas and steam combined cycle cogenration project approved by the Guangdong Provincial Development and Reform Commission. The project is proposed to build a 2 × 400MW grade (F grade improved) gas and steam combined cycle cogeneration unit with a total investment of RMB36 billion, with RMB720 million, from the proceeds under this issuance.

2.	Background and necessity of the Project

Since the reform and opening up, Guangdong’s social economy has maintained rapid and stable development, and the demand for electricity has also increased rapidly. During the “13th Five-Year Plan” period, there is still a certain gap in power supply in Guangdong Province. Dongguan is located in the heart of the Pearl River Delta, and is one of the important load center of the Guangdong power grid. The region enjoys a convenient transportation with Hong Kong and Macao as its neighbors; it has a developed economy, with increasing power consumption. Currently Dongguan mainly relies on the power supply of the provincial power network. With the accelerated decommissioning of small thermal power plant, power supply for Dongguan becomes increasingly tense.

Through the construction of gas and thermal power plant co-production project, this project not only meets the needs for central heating, but also improves the reliability of power supply. It can ease the pressure of provincial network power supply to Dongguan Power Grid, meet the increasing needs of Dongguan City and the power needs in the neighbourhood of the power plant, improve the efficiency of use, which plays a positive role in improving the environmental quality of Dongguan City, achieving energy-saving emission reduction and the construction of a low-carbon city, and is conducive to sustainable development in the local area.

3.	Economic benefit assessment

According to feasibility study report of the Project, the financial internal rate of return (FIRR) on the investment is 8.69%, and the Project has a good economic benefit.

4.	Project approval

(1)
“Pre-trial Views of Guangdong Provincial Department of Land and Resources on the Used of Land in the Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project” (YGTZ (Y) H [2014] No. 93) has been obtained for the Project.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

(2)
The “Reply of the Environmental Protection Department of Guangdong Province on the Approval of the Environmental Impact Report of the First Phase (2 × 400MW) Project of Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project (YHP [2014] No.428) has been obtained for the Project in December 2014.

(3)
The “Reply of the Guangdong Provincial Development and Reform Commission on the approval of the Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project” (YFGNDH [2015] No.3518) has been obtained for the Project in August 2015.

(II)	Dafeng Offshore Wind Power Project in Jiangsu

1.	Basic information of the Project

The Project is located in Maozhusha of the Sea Area in Dafeng District, Jiangsu Province. As an offshore wind power project approved by the Jiangsu Provincial Development and Reform Commission, the Project is close to Mishu Yanghaicao to the east, Chenjiawucao to the west, Maoyuhang to the north and Shichuanhang to the south. The Project will install 75 wind turbine units with the single capacity of 4MW and total capacity of 300MW. The Project’s total investment is RMB5,648.15 million, with RMB2,482.2723 million from the proceeds under by this issuance.

2.	Background and necessity of the Project

Wind resource is one of the renewable energies with the best conditions for commercial and large-scale development. Both China and other foreign countries have very advanced technologies and a large market size for it. The areas with abundant wind energy resources in mainland China are mainly concentrated in the “Three North” areas, but the power grid system is relatively weak. With the large-scale development of wind power, the impact of large-scale wind power grid on the quality of power and the safe operation of power system is emerging. The development of wind power has encountered bottlenecks in China’s “Three North” areas, while the power grid system in China’s eastern coastal area is relatively developed and the offshore wind energy resources are also abundant. Therefore, it has obvious advantage to develop offshore wind farm actively at this stage.

The wind farm is featured by short construction period, fast power generation and early benefit; meanwhile, it can increase the local fiscal revenue, promote economic development and provide employment opportunities. As a clean energy, wind power does not emit any harmful gas and is favorable for environmental protection. After the completion of the wind farm, it can transport clean renewable energy to the grid and improve the power structure. In summary, the development and construction of this Project are in line with the requirements of Planning for Wind Power Project in Jiangsu; meanwhile, the development and construction of wind farms can effectively promote the local economy and the development of wind power

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

industry chain, with good social and economic benefits, and is of positive significance in improving the power grid structure, promoting the development of offshore wind power in Jiangsu Province and developing renewable energy.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR on the investment is 12.12% and the Project has a good economic benefit.

4.	Project approval

(1)
Environmental Impact Report About 300MW Offshore Wind Power Demonstration Project in Dafeng, Jiangsu (GHHZ [2012] No. 885) from the State Oceanic Administration has been obtained for the Project in December 2012.

(2)
Official Reply to Sea Use for Huaneng 300MW Offshore Wind Power Demonstration Project in Dafeng, Jiangsu (SHYH [2015] No.102) from Jiangsu Ocean & Fisheries Bureau has been obtained for the Project in August 2015.

(3)
Official Reply to Re-approval of Huaneng 300MW Offshore Wind Power Project in Dafeng, Jiangsu by Jiangsu Development & Reform Commission (SFGNYF [2015] No.1488) from Jiangsu Development & Reform Commission has been obtained for the Project in December 2015.

(III)	Mianchi Phoenix Mountain Wind Power Project in Henan

1.	Basic Information of the Project

The Project, located in Mianchi County, Henan Province, is the wind power project approved by Sanmenxia City Development and Reform Commission. The Project is proposed to install 50 wind turbine units with the single capacity of 2MW. The Project’s total investment is RMB853.8185 million, with RMB170.7637 million from the proceeds under this issuance.

2.	Background and necessity of the Project

With the continuous improvement of economic level, people’s awareness of environment protection is gradually increased and people pay more attention to the quality of life. As the development of green energy becomes a new energy development direction, the development and construction of wind power plants, as one of the green energy is very necessary.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

The wind energy resources in Huaneng Mianchi County wind farm have good value for development and utilization, with necessary basis conditions for the construction of wind farms. The development of this wind farm is in line with the principles of sustainable development and national energy development policy, can reduce the consumption of fossil resources, and reduce the emission of harmful gases on the environment due to the burning of coal, etc. The development and construction of Huaneng Mianchi County Wind Farm is not only an effective supplement to the energy supply in Henan Province, but also as a green power, is conducive to easing the pressure of environmental protection in the power industry in Henan, and promoting the sustainable development of regional economy.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR for the investment is 8.73% and the Project has a good economic benefit.

4.	Project approval

(1)
The Pre-trial Opinions of Sanmenxia City Land Resources Bureau on the Construction Land for Mianchi Phoenix Mountain Wind Power Project of Huaneng (S.G.T.Z. [2014] No. 287) issued by Sanmenxia City Land Resources Bureau has been obtained for the Project in November 2014.

(2)
The Reply of the Department of Environmental Protection of Henan Province on the Environmental Impact Report of Mianchi Phoenix Mountain Wind Farm 100MW Engineering of Huaneng (Y.H.S. [2015] No. 522) issued by the Department of Environmental Protection of Henan Province has been obtained for the Project in December 2015.

(3)
The Reply of the Sanmenxia City Development and Reform Commission on Approving Mianchi Phoenix Mountain Wind Power Project of Henan Branch of Huaneng (S.F.G.N.Y. [2015] No. 526) issued by the Sanmenxia City Development and Reform Commission has been obtained for the Project in December 2015.

(IV)	Longchi Wind Power Project in Anhui

1.	Basic information of the Project

The Project, located in Huaining County, Anhui Province, is the wind power project approved by Anhui Provincial Development and Reform Commission. The Project is proposed to install 50 wind turbine units with the single capacity of 2MW. The Project’s total investment is RMB856.22 million, with about RMB171.244 million from the proceeds under this issuance.

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2.	Background and necessity of the Project

Wind resource is the most commercially viable energy in the field of renewable energy and is a clean energy whose development is encouraged and supported by China. Wind power generation is featured by no pollution, reproducibility, small footprint and short construction period. From the perspective of saving coal resources and protecting the environment, the construction of wind farms has obvious economic, social and environmental benefits.

Development and construction of this Project is in line with the country’s sustainable development strategy and regional energy development plan, which is beneficial to speeding up the development and utilization of wind energy resources in Anhui Province, optimizing the power structure, promote energy conservation and emission reduction.

3.	Economic benefit assessment

According to the feasibility study report of the Project, FIRR on the investment is 8.12% and the Project has a good economic benefit.

4.	Project approval

(1)
The Letter of Department of Land and Resources of Anhui Province for the Pre- trail Filing of Construction Land Used for Huaining County Longchi Wind Farm Project of Huaneng (WGTZH [2015] No. 21) issued by the Department of Land and Resources of Anhui Province has been obtained for the Project in January 2015.

(2)
The Letter of Approval Opinions of the Department of Environmental Protection of Anhui Province on the Environmental Impact Report of Anqing Huaining Longchi Wind Power Project of Huaneng International (W.H.H. [2015] No. 814) issued by the Department of Environmental Protection of Anhui Province has been obtained for the Project in July 2015.

(3)
The Reply of the Anhui Provincial Development and Reform Commission on Approving Anqing Huaining Longchi Wind Farm Project of Huaneng International (W.F.G.N.Y.H. [2015] No. 752) issued by the Anhui Provincial Development and Reform Commission has been obtained for the Project in September 2015.

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(V)	Yangpu Thermal Power Project in Hainan

1.	Basic information of the Project

The Project, located in Yangpu Economic Development Zone, Hainan Province, is a thermal power project approved by Hainan Development & Reform Commission, and it is proposed to build two units of 350MW in the Project. The total project investment is RMB4.013 billion, with about RMB722.34 million from the proceeds under the issuance.

2.	Background and necessity of the Project

With rapid development of economy in Hainan, by 2020, due to the uncertain installed capacity of Hainan power grid in “13th Five-Year Plan”, under the premise of only considering the existing approved and permitted installed capacity, the installed capacity vacancy of Hainan power grid in 2020 will reach 4392MW, and with rapid increase of loads, the power vacancy of Hainan power grid during the “13th Five-Year Plan” will be further increased. Putting the Project into operation not only can meet the demand on heat used in the Development Zone, but also can play a positive role in meeting the load development demands on rapid increase of Hainan power grid. Therefore, putting the Project into operation will effectively relieve the power supply pressure of Hainan power grid, and the construction of the subsequent projects will play an important role in relieving the intense situation of Hainan power during the “13th Five-Year Plan”.

Simultaneously, the Project will reduce the construction cost of public facilities to some extent; after completion, the Project not only can meet the requirements of centralized heating in the Development Zone, but also will replace the original and proposed heating boilers in the Development Zone, in order to reduce emission of sulfur dioxide and dust, reduce environment pollution, which is conducive to protect of the ecological environment, and has remarkable economical and social benefits.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR on the investment is 9.32%, and the Project has a good economic benefit.

4.	Project approval

(1)
The letter from the Department of Ecology and Environment Protection of Hainan Province for Approval of the Environmental Impact Statement of Huaneng Yangpu Cogeneration Project (QHH [2015] No. 974) was obtained for this project has been obtained for the Project in August 2015.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

(2)
The letter from the Department of Land and Resources of Hainan Province for the Land Use Preview of Huaneng Yangpu Cogeneration Project (QGTZSZ [2015] No.18) was obtained for this project from the Department of Land and Resources of Hainan Province has been obtained for the Project in October 2015.

(3)
The letter from Hainan Development and Reform Commission on the Verification of Huaneng Yangpu Cogeneration Project (QFGSP [2015] No. 2411) was provided for the Project by Hainan Development and Reform Commission has been obtained for the Project in December 2015.

(VI)	Ruijin Coal-fired Power Project Phase II in Jiangxi

1.	Basic information of the Project

The Project, located in Maodian Town, Gan County, Ganzhou City, Jiangxi Province, is a thermal power project approved by Jiangxi Development and Reform Commission. For this project, two sets of ultra-supercritical generating units of 1000MW are proposed for expansion, and the desulfurization and denitration facilities will also be under construction synchronously. The total project investment is RMB7.19 billion, with about RMB733.38 from the proceeds under this issuance.

2.	Background and necessity of the Project

The Ganzhou power supply area is located at the south end of Jiangxi power grid. With large power load and limited power installed capacity in this area, plus the lack of strong power supply, this area is a typical receiving-end power grid. In such area, the power supply of grid is weak in reliability, voltage quality safety and stability. From the view of grid structure, the support from strong power supply points is especially needed. At the same time, large gap exists in the power demand balance of Ganzhou power supply area, and the gap gradually grows year by year. Thus, it would be very reasonable and necessary to solve the power supply problems right on the spot by adding power installed capacity to the regional receiving-end power grid.

The construction of Phase II Expansion Project of Huaneng Ruijin Power Plant enhances the strong power support for end power grid, and it can significantly improve the operation security and stability as well as the voltage quality and power supply reliability for Jiangxi power grid (especially for Ganzhou power supply area) . The project also strengthens the grid structure and improves the grid’s capacity of resisting disturbance. Meanwhile, the Project can effectively alleviate the shortage of power supply in Ganzhou, and this would be very helpful for the rapid and sustainable economic development of Ganzhou.

3.	Economic benefit assessment

According to the feasibility study report of the Project, FIRR on the investment is 7.30% and the Project has a good economic benefit.

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4.	Project approval

(1)
The Opinions of the Department of Land and Resources of Jiangxi Province on the Preview of Land Use for the Phase II (2×1000MW) Expansion Project of Huaneng Ruijin Power Plant (GGTZH [2015] No. 542) has been obtained for the Project in May 2015.

(2)
The Approval of Environmental Protection Department of Jiangxi Province for the Environmental Impact Statement of Phase II 2×1000MW Ultra-supercritical Unit Expansion Project of Huaneng Ruijin Power Plant (GHPZ [2015] No. 67) has been obtained for the Project in May 2015.

(3)
The Approval of Jiangxi Development and Reform Commission for the Verification of the Phase II Expansion Project of Huaneng Ruijin Power Plant (GFGNY [2015] No. 699) issued by Jiangxi Development and Reform Commission in June 2015; the Notification of Jiangxi Province Bureau of Energy on the 1000MW Construction Capacity of the Second Unit of the Phase II Expansion Project of Huaneng Ruijin Power Plant (GNDLZ [2015] No. 69) issued by Jiangxi Development and Reform Commission has been obtained for the Project in September 2015.

III.	IMPACT OF PROJECTS INVESTED FROM THE PROCEEDS RAISED ON THE COMPANY’S FINANCIAL CONDITION AND MANAGEMENT

(I)	Impact of the issuance on the Company’s operating business

The Company always adheres to the development goals as “As a power generation company, be committed to providing adequate, reliable and environmentally friendly electricity for the community; as a listed company, create long-term, stable, growing returns for shareholders; as a first- class power company, be committed to excellent operation, domestic outstanding and international leading status”. This issuance is an important measure for the Company to implement this strategic goal. The investment made by the proceeds is in line with the national industrial policy. After the investment project is completed, the Company further optimizes the newly increased gas turbine with the thermal power installed capacity of 800 MW, the wind power equity installed capacity of 500 MW and coal-fired and thermal power 1,650 MW with the power supply structure further optimized. Meanwhile, the investment project of the proceeds has relatively good prospects for development and economic assessment. After the Project is completed, it will further improve the profitability and competitive strength of Huaneng International, which is in line with the fundamental interests of the majority of shareholders.

(II)	Impact of the issuance on the Company’s financial condition

After the completion of this non-public issuance, the Company’s total assets and net assets will be increased, but the Company’s asset-liability ratio will be reduced. With the completion of investment projects, the Company’s profitability will be further improved and the development

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

potential will also be enhanced. After the completion of this issuance, as the project invested by capital raised needs certain construction period, in the short term, the Company’s ROE (Rate of Return on Common Stockholders’ Equity) will certainly be affected; but in the middle and long term, with the benefits gradually generated by the project, the Company’s revenue and profit levels will gradually be increased and the Company’s profitability and profit stability will be constantly increased.

In summary, the project invested by capital raised by this non-public issuance is in line with national industrial policy and industry trends, has good economic benefits and is of great significance in enhancing the Company’s core competitiveness and reducing the financial risk. The implementation of this Project will help to further enhance the Company’s overall strength, enhance the Company’s industry status and maintain sustainable development of the Company, which are in line with the interests of all shareholders.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Section 3     Discussion and Analysis of the Board on the Impact of this Issuance on the Company

I.
WHETHER THERE IS AN INTEGRATION PLAN FOR THE COMPANY’S BUSINESSES AND ASSETS AFTER THIS ISSUANCE; WHETHER THE ARTICLES OF ASSOCIATION SHALL BE ADJUSTED; THE EXPECTED CHANGES IN THE SHAREHOLDER STRUCTURE, SENIOR MANAGEMENT STRUCTURE AND BUSINESS STRUCTURE

The proceeds raised by the issuance will be used for the Company’s main business, will not have a significant impact on the Company’s main business structure and will not lead to the integration of the Company’s businesses and assets.

After the completion of this non-public issuance, the Company’s structure of senior management is expected to remain stable.

After the completion of this non-public issuance of shares, the shareholding structure and registered capital will be changed (Huaneng Group will directly and indirectly holds 44.80% shares in the Company and the controlling shareholder of the Company will not be changed) . The Company will amend the relevant clauses in the articles of association of the Company according to the results of the issuance.

II.	CHANGES IN THE COMPANY’S FINANCIAL CONDITION, PROFITABILITY AND CASH FLOW

(I)	Impact on the Company’s financial condition

After the completion of this non-public issuance, the Company’s total assets and net assets will be increased, but the Company’s asset-liability ratio will be reduced.

(II)	Impact on the Company’s profitability

After this issuance, with the gradual implementation of projects invested by the proceeds, the company’s business income level will be increased and the profitability will be further improved, thereby enhancing the Company’s overall core competitiveness and anti-risk ability. As the operating efficiency of projects proposed to be invested by the proceeds can only be fully released within a period of time after the completion of project, the Company’s ROE, earnings per share and other financial indicators may be affected by this non-public issuance to a certain extent within short term; but in the long run, this non-public issuance is conducive for the Company to seize the development opportunities, improve profitability, thus maximizing the interests of shareholders.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

(III)	Impact on the Company’s cash flow

After the completion of this non-public issuance, as the specific target investors subscribe shares in cash, the cash flow of the Company’s financing activities will be increased substantially. After the proceeds has been gradually put into the project, the cash flow of the Company’s investment activities will be increased accordingly. As the benefits are generated from the projects proposed to be invested by the proceeds, the cash inflow to the future operation activities will be increased.

III.	CHANGES IN THE BUSINESS RELATIONSHIP, MANAGEMENT RELATIONS, RELATED PARTY TRANSACTIONS AND INDUSTRY COMPETITION BETWEEN THE COMPANY AND THE CONTROLLING SHAREHOLDER AND ITS AFFILIATES

After the completion of this non-public issuance, the business relationship and management relationship between the Company and the controlling shareholder and its associates will not change. This issuance will not result in the industry competition or new related party transactions between the Company and the controlling shareholder and its associates.

IV.
AFTER THIS ISSUANCE HAS BEEN COMPLETED, WHETHER THE COMPANY HAS ANY CIRCUMSTANCE THAT FUNDS AND ASSETS ARE OCCUPIED BY THE CONTROLLING SHAREHOLDER AND ITS ASSOCIATES, OR THE LISTED COMPANY PROVIDES GUARANTEE FOR THE CONTROLLING SHAREHOLDER AND ITS ASSOCIATES

There is no circumstance that the Company’s funds and assets are occupied by the controlling shareholder and its associates, or the listed company provides guarantee for the controlling shareholder and its associates.

V.
WHETHER THE COMPANY’S DEBT STRUCTURE IS REASONABLE; WHETHER THE LIABILITIES (INCLUDING CONTINGENT LIABILITIES) ARE GREATLY INCREASED BY THIS ISSUANCE; WHETHER THE DEBT RATIO IS TOO LOW AND THE FINANCIAL COSTS ARE UNREASONABLE

After the non-public issuance, the Company’s total assets and net assets will be increased; the asset- liability ratio will be declined; the asset structure will be optimized; the solvency will be improved; and the anti-risk ability will be further strengthened. The non-public issuance will not lead to an increase in corporate liabilities; the Company’s balance sheet and debt structure will be more reasonable.

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Section 4     Risks associated with this issuance

I.	RISKS OF ECONOMIC CYCLE

The correlation between the profitability and economic cycle of a power enterprise is relatively more obvious. In case of economic growth slowdown or recession in the future market, especially the power supply area of the Company’s subordinate power plant, the power demand may slow down or decrease, thus adversely affecting the Company’s profitability. In addition, as the investment and return cycles of power projects are relatively long and it may span multiple business cycles, the fluctuation of electricity demand in an economic cycle will bring uncertainty to the issuer’s future earnings.

II.	RISKS OF ELECTRICITY TARIFF ADJUSTMENT

Under China’s current power regulatory system, the on-grid electricity tariff of the power generation enterprises is determined and approved by the competent pricing departments led by the National Development and Reform Commission based on the economic life cycle of power generation projects and in accordance with the principle of making reasonable compensation for costs, a reasonable determination of income and recording electricity tariff in the tax in accordance with the law; the power generation enterprises cannot control or change the approved standard for on-grid electricity tariff. With the loosening of control over planned power consumption, market competition has become fierce, bringing pressures for the lowering of power prices of the Company.

III.	RISKS OF COAL MARKET

In 2017, the country will continue to implement the coal “supply side” structural reform, which will bring a certain degree of risk to the cost control of fuel. At the same time, the RMB exchange rate and changes in the coal policy in main coal exporters like Indonesia, etc. also brings uncertainties to the import of coal. However, with the issuance of “Notice on the Issuance of a Memorandum to Curb Abnormal Fluctuations in the Coal Market Price”, the government has established an early warning mechanism of price fluctuation and reduced the possibility of excessive fluctuations in coal prices. In 2017, coal supply and prices will gradually return to rational. The Company will closely follow the policy and changes in domestic and international coal market, strengthen cooperation with the competitive large mines, and constantly open up new procurement channels, carry out spot tender procurement, strengthen fuel management, and make effort to control fuel costs.

IV.	RISKS OF ENVIRONMENTAL POLICY

With the gradual implementation of “Working Plan for the Energy Industry to Strengthen Air Pollution Prevention and Control”, “Coal-fired Power Energy Conservation and Emission Reduction Upgrade and Transformation Action Plan (2014-2020) ”, “2015 Objectives for Coal-fired Energy Conservation and Emission Reduction of Central Power Generation Enterprises”, “Overall Plan on the Transformation of Ecological Civilization” and the promulgation of the new “Environmental Protection Law” in 2016, the standard for energy conservation and environmental protection in national production becomes increasingly stringent, the environmental requirement on energy development is becoming

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

increasing higher. With more effort put into environmental governance, the concern extent on environmental protection from the national environmental protection administration is increasing, which would lead to the increase in the issuer’s environment protection alteration cost.

V.	RISKS OF POWER PROJECT INVESTMENT

The issuer is a large-scale power generation enterprise that engages in the investment, construction and operation of power projects and the production and sales of electricity. The investment of electricity project is featured by the demand for large amount of funds and the long construction period of the new project. Generally, the investment recovery period is expected to be more than 10 years. In case of changes in supply and demand as well as the price level in the power and electricity market after the new project is completed and put into operation, the actual investment amount and economic benefits may be different from the original estimation, thus causing pressure on the issuer in terms of profitability and solvency.

VI.	RISKS OF APPROVAL

The issuance is subject to approval by the general meeting of the Company, and there is a possibility that it may not be adopted by the general meeting through voting. In addition, this issuance shall be approved by the CSRC, and reviewed or approved by the relevant authorities, so there is a certain degree of uncertainty whether and when it can obtain the approval from by the relevant authorities finally.

VII.	RISKS OF EARNINGS PER SHARE AND DILUTED ROE

After the proceeds under this issuance is in place, the Company’s equity and net assets will greatly increase. If it is impossible to achieve benefits from the projects proposed to be invested by the capital raised within a short period of time, the Company’s net profits may not increase together with the net assets; and there may be a risk of decline in earnings per share and in net assets income within a short period of time.

VIII.	MANAGEMENT RISKS

After the Completion of this non-public issuance, the Company’s assets will be further increased, proposing higher requirements for the Company’s staff quality, management level and operational capacity. If the management level of the Company cannot meet the needs of the Company’s scale expansion, it may affect the Company’s operation and competitiveness.

IX.	RISKS OF STOCK MARKET VOLATILITY

The Company’s shares price is not only depending on the business performance, but also subject to the impact of the international and domestic macroeconomic situation, the capital market trends, market psychology and all kinds of major incidents. When considering the investment in the Company’s shares, the investors shall estimate the investment risks that may be brought by the above-mentioned factors, and make cautions judgments.

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Section 5     The Statement of the Board on Profit Distribution Policy

The Company has always attached importance to the reasonable return on investment of investors, and maintained the consistency and stability of profit distribution policy. According to the Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies, the Regulatory Guidelines for Listed Companies No.3 – Cash dividends of listed Companies and relevant provisions, the Company formulated the Shareholders’ Return Plan of Huaneng Power International, Inc. in the Next Three Years (2017 – 2019) . The above document has been adopted by the 25th Meeting of the Eighth Session of Board of the Company, but still shall be submitted to the general meeting of the Company for consideration.

I.	COMPANY’S PROFIT DISTRIBUTION POLICY

According to the Articles of Association, the Company’s profit distribution policies are as follows: “Article 156 The Company shall establish and maintain a consistent and stable profit distribution policy, where positive distribution methods (including without limitation giving preference to payment of cash dividends) shall be used to ensure reasonable returns of investment for the shareholders while taking into account the long-term interests of the Company, the interests of all the shareholders as a whole and the reasonable funding requirements and sustainable development of the Company. The Company may pay dividends in cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.

Article 157 The Company may pay cash dividends in any year when its earnings and accumulated undistributed profits are positive and its cash flows are sufficient for the normal conduct of business and sustainable development of the Company, provided that the profits to be distributed by the Company in cash shall, in principle, not be less than 50% of the distributable profits realized in that year as indicated in the consolidated accounts.

Where the Company operates well and the Board believes that the Company’s share price does not match with its equity scale and that the distribution of cash dividends will be conducive to the interest of the Company and its shareholders as a whole, then subject to satisfying the condition for cash dividends as mentioned above, the Company may propose to profit distribution policy for cash dividends.

The profit distribution plan of the Company shall be prepared by the management and submitted to the Board and the Board of Supervisors for approval. The Board shall fully discuss the reasonableness of the plan and submit its decision to the general meeting for approval. Where the Company decides not to pay cash dividends under special circumstances, the Board shall explain the reasons for not paying cash dividends and clarify the purpose of use of the Company’s retained earnings, its anticipated investment income, etc. Such clarification and explanation, along with the comments on them from the independent directors, shall be submitted to the general meeting for approval and to make disclosure.

With respect to any adjustment to the Company’s profit distribution policy, the Board shall conduct a special discussion to demonstrate the reasons for such adjustment and form a report to be reviewed by the independent directors, which shall then be submitted to the general meeting for approval by way of special resolution.

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Where the Board does not propose distribution of cash dividends despite the profitability of the Company or where the Company adjusts its cash dividend policy, online voting shall be made accessible to the shareholders in determining such plan(s).

After the resolution in respect of the profit distribution plan is approved at the general meeting, the Board shall complete the distribution of dividends (or bonus shares) within two months after the meeting.

The Company shall establish various channels of communication to grant the minority shareholders an opportunity to give their opinions on the Company’s profit distributions and the changes in the Company’s profit distribution policy.

Article 158 The Company shall calculate and declare dividends and other payments in Renminbi. Cash dividends and other cash distributions which are payable to holders of domestic-invested shares shall be paid in Renminbi. Cash dividends and other distributions which are payable to holders of foreign-invested shares shall be paid in US Dollars. However, those payable to holders of foreign-invested shares traded on the Hong Kong Stock Exchange shall be paid in Hong Kong Dollars.

Where dividends or other distributions are paid in a currency other than Renminbi, the applicable exchange rate shall be the average benchmark rate for the relevant foreign currency determined by the Peoples’ Bank of China in two (2) working days during the week prior to the announcement of payment of such dividends or other distributions.”

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II.	THE COMPANY’S CASH DIVIDENDS AND UNDISTRIBUTED PROFITS IN THE LAST THREE YEARS

(I)	Cash dividend in the last three years

Unit: RMB0’000
Item	20161	2015	2014
Cash dividends (including tax)	440,811.12	714,418.02	547,974.57
Net profit attributable to owners of the parent company	881,429.09	1,378,605.01	1,054,575.05
Cash dividends/net profit attributable to the owners of the parent company for the period	50.01%	51.82%	51.96%
The amount of cash dividends accumulated in the last three years			1,703,203.71
Average net profit attributable to owners of the parent company in the last three years			1,104,869.72
Accumulated cash dividends for the last three years/Average net profit attributable to owners of the parent company in the last three years			154.15%

The Company’s accumulated cash dividend for the past three years amounted to RMB 17,032,037,100, the Company’s average net profit attributable to owners of the parent company in the last three years amounted to RMB11,048,697,200, the proportion of accumulated cash dividends for the last three years in the average net profit attributable to owners of the parent company in the last three years was 154.15%, which means the Company has a higher proportion of cash dividends.

(II)	Undistributed profits in the last three years

As for the Company’s net profits attributable to shareholders of the parent company realized in the recent three years, after withdrawing the statutory surplus reserve fund and then making distribution to the shareholders, the remaining undistributed profits of the current year will be transferred to the next year and will continue to be used for the business development and post-profit distribution.

1	the profit distribution plan of the Company in 2016 is subject to consideration and approval at the annual general meeting of the Company.

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III.	THE COMPANY’S SHAREHOLDER RETURN PLAN IN THE NEXT THREE YEARS

(I)	Considerations for formulating shareholder return plan

The Company establishes a sustainable, stable and scientific return plan and mechanism for investors by focusing on the long-term and sustainable development and taking into account the actual situation of the company, the Company’s strategic planning and development goals, and industry trends, thus making institutional arrangements for the profit distribution to ensure the consistency and stability of profit distribution policy.

(II)	Principles for formulating the shareholder return plan

The Company shall establish and maintain a consistent and stable profit distribution policy, where positive distribution methods (including without limitation giving preference to payment of cash dividends) shall be used to ensure reasonable returns of investment for the shareholders while taking into account the long-term interests of the Company, the interests of all the shareholders as a whole and the reasonable funding requirements and sustainable development of the Company. The Company may pay dividends in cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.

(III)	Specific shareholder return plan in the next three years (2017-2019)

1.	Form of profit distribution

The Company can make dividend distribution in the form of cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.

2.	Specific conditions and proportion of the Company’s cash dividends

The Company may pay cash dividends in any year when its earnings and accumulated undistributed profits are positive and its cash flows are sufficient for the normal conduct of business and sustainable development of the Company, provided that the profits to be distributed by the Company in cash shall, in principle, not be less than 50% of the distributable profits realized in that year as indicated in the consolidated accounts.

3.	Specific conditions for the company to issue stock dividends

Where the Company operates well and the Board believes that the Company’s share price does not match with its equity scale and that the distribution of cash dividends will be conducive to the interest of the Company and its shareholders as a whole, then subject to satisfying the condition for cash dividends as mentioned above, the Company may propose to profit distribution policy for cash dividends.

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4.	Review procedures of the Company’s profit distribution plan

The profit distribution plan of the Company shall be prepared by the management and submitted to the Board and the Board of Supervisors for approval. The Board shall fully discuss the reasonableness of the plan and submit its decision to the general meeting for approval. Where the Company decides not to pay cash dividends under special circumstances, the Board shall explain the reasons for not paying cash dividends and clarify the purpose of use of the Company’s retained earnings, its anticipated investment income, etc. Such clarification and explanation, along with the comments on them from the independent directors, shall be submitted to the general meeting for approval and to make disclosure.

After the resolution in respect of the profit distribution plan is approved at the general meeting, the Board shall complete the distribution of dividends (or bonus shares) within two months after the meeting.

5.	Review procedures of the Company’s adjustment of profit distribution policy

With respect to any adjustment to the Company’s profit distribution policy, the Board shall conduct a special discussion to demonstrate the reasons for such adjustment and form a report to be reviewed by the independent directors, which shall then be submitted to the general meeting for approval by way of special resolution.

Where the Board does not propose distribution of cash dividends despite the profitability of the Company or where the Company adjusts its cash dividend policy, online voting shall be made accessible to the shareholders in determining such plan (s) .

The Company shall establish various channels of communication to grant the minority shareholders an opportunity to give their opinions on the Company’s profit distributions and the changes in the Company’s profit distribution policy.

(IV)	Formulation cycle of the shareholder return plan

The Company shall review the shareholder return plan at least once every three years and determines the shareholder return plan for that period based on the Company’s operations and the opinions of the shareholders (especially the minority shareholders) .

(V)	Adjustment of the shareholder return plan

1.	The plan shall come into force on the date when it is approved by the general meeting, which applies to the relevant revision.

2.	The provisions in relevant laws and regulations, normative documents and the Articles of Association shall be implemented for matters not covered by the plan.

3.	The plan shall be interpreted by the Board of the Company.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Section 6     Impact of the diluted immediate returns of this issuance on the Company’s major financial indicators and the measures to be taken by the Company

I.	THE IMPACT OF DILUTED IMMEDIATE RETURN OF THIS NON-PUBLIC SHARES ISSUANCE ON THE COMPANY’S MAJOR FINANCIAL INDICATORS

(I)	Hypothetical premises

1.
The non-public issuance will be completed by the end of September 2017 (the completion time of this non-public issuance is only used for the calculation and the actual completion time of this issuance shall prevail) ;

2.
The number of non-public issuance of shares is 800,000,000; the gross proceeds under this non-public issuance of A shares is RMB5,000,000,000, without considering the impact of deducting the issuance expenses;

3.	There is no major change in the macroeconomic environment, industrial policy and industry development, etc.;

4.	The impact of using the gross proceeds under this issuance on the Company’s production and operation, financial conditions (such as financial costs, investment income) is not considered;

5.
When predicting the Company’s total equity, the total equity of 15,200,383,440 shares before this non-public issuance is regarded as the basis, only considering the impact of this non-public issuance of Ａ shares, regardless of other factors causing changes in equity;

6.
Assuming that the Company’s net profit attributable to shareholders of the parent company in 2017 increases by 20% over the previous year, the Company will realize net profit attributable to shareholders of the parent company at RMB10,577,149,064 (RMB9,577,076,590 after deduction of non-recurring gains and losses) in 2017; assuming that the Company’s net profit attributable to shareholders of the parent company increases by 10% over the previous year, the Company will realize net profit attributable to shareholders of the parent company at RMB9,695,719,976 (RMB8,778,986,874 after the deduction of non-recurring gains and losses) in 2017; assuming the Company’s net profit attributable to shareholders of the parent company in 2017 is equal to that in 2016, the Company will realize net profit attributable to shareholders of the parent company at RMB8,814,290,887 (RMB 7,980,897,158 after deduction of non-recurring gains and losses) in 2017.

7.
Profit distribution plan of the Company in 2016 was: taking the total share capital as its base, the Company distributes cash dividends of RMB0.29 for each ordinary share (tax inclusive) to all shareholders with an estimated cash dividend of RMB4.40811 billion.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

The profit distribution plan of the Company in 2016 has been considered and approved on the Company’s 24th session of the eighth Board Meeting held in March 2017, and the plan needs to be committed to the general meeting of the Company for consideration and approval.

Assuming that the profit distribution plan of 2016 will be implemented in June 2017, that is, to distribute dividends of 2016 to shareholders in accordance with the standard of RMB 0.29 for each ordinary share (tax inclusive) , then the cash dividend to be distributed in July 2017 is RMB4,408,110,000 (tax inclusive) . This assumption is only for prediction use. The actual profit distribution shall be subject to the Company announcement.

8.
Hypothetical number of the equity attributable to the parent company shareholders at the end of 2017 = the predicted equity of the parent company shareholders at the end of 2016 + hypothetical number of the net profit attributable to the parent company shareholders in 2017 + net proceeds under this issuances – cash dividends in 2016. Assuming that the net profit attributable to parent company shareholders in 2017 increases by 0%, 10% and 20% respectively compared with that in the previous year and the funds for this non-public issuance are in place, then the hypothetical number of the equity attributable to the parent company shareholders at the end of 2017 are RMB90,927,688,783, RMB91,809,117,872 and RMB92,690,546,960 respectively.

The above is just the assumption for the purpose of making calculation, which does not constitute a commitment, profit forecast or performance commitment. Investors should not make investment decisions based on this assumption; the Company does not bear any liability for investors’ losses caused by making investment decisions based on the assumption.

(II)	Calculation process

Based on the above assumptions, the impacts of the diluted immediate returns of this issuance on the Company’s main financial indicators are as follows:

Item	Before this issuance (2016/ December 31, 2016)	Take no account of this issuance (2017/December 31, 2017)	After this issuance (2017/ December 31, 2017)
Total equity (shares)	15,200,383,440	15,200,383,440	16,000,383,440
Hypothetical case 1: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 is almost equal to that in 2016
Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.65	5.68

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Item	Before this issuance (2016/ December 31,2016)	Take no account of this issuance (2017/December31, 2017)	After this issuance (2017/ December 31,2017)
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.53	0.52
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.53	0.52
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	9.49%	9.35%
Hypothetical case 2: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 increases by 10% comparing with that of the same period in 2016

Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.71	5.74
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.58	0.57
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.58	0.57
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	10.39%	10.23%
Hypothetical case 3: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 increases by 20% comparing with that of the same period in 2016

Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.77	5.79
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.63	0.62
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.63	0.62
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	11.27%	11.11%

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

According to the above calculation, after the completion of this non-public issuance, the Company’s basic earnings per share and weighted average return of net assets for the current period will have a certain degree of dilution.

II.	SPECIAL RISK WARNING FOR DILUTED IMMEDIATE RETURN ON THIS ISSUANCE

After the proceeds under this non-public issuance is in place, the Company’s total equity and net assets will increase accordingly. Within a short term after the proceeds under this issuance is in place, the growth rate of the Company’s net profits may be lower than the growth rate of the net assets and the total equity; the earnings per share and weighted average return of net assets and other financial indicators may decline to a certain extent; the immediate return of shareholders has the risk of being diluted.

Investors are hereby reminded of the risk of diluted immediate return from non-public issuance of shares.

III.	NECESSITY AND RATIONALITY FOR THE BOARD TO CHOOSE THIS NON-PUBLIC ISSUANCE

(I)	Use of the proceeds from the non-public issuance of A shares

The gross proceeds under this non-public issuance (including the issuance expenses) shall not exceed RMB500,000,000; the net proceeds after deducting the issuance expenses will be used for:

S/N	Project name	Total investment inthe Project (RMB0’000)	Capital raised that is proposed to be invested in theProject (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of A shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

(II)	Necessity and reasonableness of this non-public issuance

1.	Help the Company to consolidate the leading position in conventional energy, accelerate the development of new energy sources and promote the Company’s stable and healthy development

The Company’s main business is thermal power generation with a small number of wind power and hydropower generating units. The investment made by the proceeds is in line with the national industrial policy. After the investment project is completed, the Company further optimizes the newly increased gas turbine with the thermal power installed capacity of 800 MW, the wind power equity installed capacity of 500 MW and thermal power 1,650 MW, which will help to enhance the Company’s core competitiveness in the thermal power industry, and the continual optimization and the adjustment of the Company’s power structure, so as to facilitate the stable and sound development of the Company.

2.	Improve the cash flow situation, enhance shareholder return of investment

After the completion of this non-public issuance, it is expected that the raising investment projects will gradually exert good benefit, promote the Company’s steady growth in operating income and improve the profitability level. After the completion of this investment project, the Company’s scale of installation capacity will be further enhanced and the benefits will be further improved; At the same time, the Project has good prospects for development and economic assessment. In the long run, the Project is expected to increase the Company’s operating income, help improve the Company’s cash flow, provide support to the Company’s performance, whereby profitability and returns to the shareholder are expected to be further strengthened.

3.	Optimize the Company’s capital structure, and improve the Company's financial condition

With the rapid growth of the Company's size, the Company's debt scale is also expanding. At the end of 2016, the end of 2015, the end of 2014, the Company's consolidated balance sheets ratio was 68.73%, 67.99% and 69.35% respectively, asset-liability ratio has been maintained at a high level; in addition, at the end of 2016 the Company’s current ratio and quick ratio were 0.28 and 0.23 respectively, which means that the Company's short-term solvency and financial stability at this stage need to be enhanced. After the completion of this non-public issuance, the Company's asset-liability ratio will be reduced, the current ratio and quick ratio will be improved, which is conducive to the Company’s optimization of its capital structure, improvement of its financial condition, and enhancement of the Company's ability to resist risks.

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

IV.	RELATIONSHIP BETWEEN THE PROJECTS INVESTED BY THE PROCEEDS AND THE COMPANY’S EXISTING BUSINESS; RESERVE OF STAFF, TECHNOLOGY, MARKET AND OTHER ASPECTS OF PROJECTS THAT RAISE CAPITAL

The Company is one of the largest listed power generation companies in China. The main business is to use modern technologies and equipment, as well as the domestic and foreign funds to develop, construct and operate large-scale power plants in China. The power plants of the Company are widely distributed in 24 provinces, municipalities and autonomous regions in China; moreover, it has a wholly owned power company in Singapore. Through years of accumulation, the Company has accumulated a wealth of construction, operation and management experience as well as talent, technology and market reserves in the field of power generation.

(1)	Staff reserve

Adhering to the concept that "Talent is the first resource", the Company has been actively promoting its talent strategy in forming a talent team characterized with a reasonable structure, professional support, good quality, loyalty to the cause of Huaneng, and compliance with the needs of the Company's development strategy. The Company's management team has a comprehensive industry knowledge and a deep understanding of the domestic and international power regulatory system, closely follows the latest trends in the power industry who can grasp market opportunities, develop comprehensive business strategies, assess and manage risks, perform management and production plans and improve overall profit, thereby increasing the value of the Company.

(2)	Technical reserve

The Company adheres to technological, institutional and management innovation, and has created a number of domestic industry first and milestone projects in terms of power technology progress, power plant construction and management methods. The Company has introduced the 600,000-kilowatt “supercritical” generating unit for the first time in China, put the first ultra- supercritical coal-fired unit with the single capacity of 1,000,000 kW and the first digital ultra- supercritical coal-fired unit with the single capacity of million kW into operation and established the world’s first seawater desulfurization million kW unit and the 660,000-kilowatt efficient ultra- supercritical coal-fired unit with the domestically highest parameters. Among the Company’s thermal power units, more than 50% are the large ones of more than 600,000 kW, including 12 world’s most advanced million-kilowatt-level ultra-supercritical units that have been put into operation and the first ultra-supercritical secondary reheat coal-fired generating units. The Company plays a leading role in environmental protection and power generation efficiency in the industry, and its average coal consumption, plant power use rate, water consumption and other technical indicators have reached the world’s leading level.

(3)	Market reserve

The power plants of Huaneng International are widely distributed in 24 provinces, municipalities and autonomous regions in China; moreover, it has a wholly owned power company in Singapore. Relying on its own scale and strength, during the years of market operations, the

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Company further bases itself on the increasing income and efficiency, actively participates in market competition, takes improving market share and equipment operating efficiency as the goal, and strives to achieve the regional leading position of utilized hour benchmarking. The Company participates in the electricity trading market construction actively and orderly, and has won a good market reputation and formed a strong sustainable market development capability.

V.	MAKE-UP MEASURES FOR THE DILUTED IMMEDIATE RETURNS OF THIS NON- PUBLIC ISSUANCE FROM THE COMPANY

In order to ensure the effective use of the proceeds under this issuance, prevent the risk of diluted immediate returns and improve the ability to gain returns in the future, the Company has proposed to enhance asset quality, increase operating income, increase future profits, achieve sustainable development and make up the shareholders return through strictly implementing the proceeds management system, actively improving the using efficiency of proceeds, accelerating the Company’s main business development, improving the Company’s profitability, constantly improving the profit distribution policy, and enhancing the investor return mechanism. The measures are as follow:

1.	Strengthen the management of proceeds, improve the use efficiency of proceeds

The Company has formulated Proceeds Management System to standardize the use the proceeds in accordance with the provisions of the Company Law, Securities Law, Administrative Measures on the Proceeds of the Listed Companies of Shanghai Stock Exchange, normative documents, as well as the Articles of Association. According to the Proceeds Management System and the Resolution of the Company’s Board, the proceeds under the issuance will be deposited in a special account for proceeds under the issuance designated by the Board; a three-party supervision system shall be established to make the sponsor institutions, depository banks, and the Company jointly supervise the proceeds. The proceeds shall be used according to the committed purpose and amount. After the capital raised by this non-public issuance is in place, the Company will actively cooperate with the sponsor to inspect and supervise the use of proceeds, so as to ensure the reasonable and standardized use of proceeds, and reasonably prevent the risks.

2.	Accelerate the implementation of Company’s investment projects by the proceeds, improve the proceeds use efficiency

The investment projects by the proceeds of non-public issuance are in line with the national industrial policy and industry development trends; they have good economic benefits and are of important significance in enhancing the Company’s core competitiveness and reducing the financial risks. After the proceeds under this non-public issuance is in place, the Company will accelerate the implementation of business development strategy and improve the use efficiency of proceeds.

3.	Strictly implement the cash dividend policy, give investors a reasonable return

The Company has revised the Articles of Association, clarified the conditions of the Company’s profit distribution, improved the decision-making procedures and mechanisms of the Company’s profit distribution as well as the adjustment principle of the profit distribution policy, and

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

strengthened the protection mechanism of the minority investors’ rights and interests in accordance with the requirements of Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies, Regulatory Guidelines for Listed Companies No.3 – Cash dividends of listed Companies and other relevant laws, regulations and regulatory documents. After the completion of this non-public issuance, the Company will strictly implement the current dividend policy, and strive to improve the returns of the shareholders.

VI.	COMMITMENTS ISSUED BY RELATED PARTIES

In order to ensure that make-up measures for diluted immediate returns in the Company’s non-public issuance of A shares are effectively implemented, the Company’s directors and senior management:

“1.	promise not to convey interest to any entity or individual on a free or unfair basis, nor use other means to damage the interests of the Company;

2.	promise to constrain the job-related consumption of the Company’s directors and senior management;

3.	promise not to use the Company’s assets for investment or consumption activities not relating to the performance of their duties;

4.	promise that the implementation of the remuneration system drafted by the Board or Remuneration and Assessment Committee of the Board will be linked to the implementation of make-up measures;

5.	promise that conditions for the exercise of equity incentive will be linked to the implementation of make-up measures if the Company publishes equity incentive policy;

If I violate the above commitments and cause losses to the Company or shareholders, I will bear the corresponding liabilities.”

In order to ensure practical implementation of make-up measures for diluted immediate returns in the Company’s non-public issuance of A shares, in accordance with the relevant provisions of the CSRC, Huaneng Group and Huaneng Development Company made the following commitments:

“not to interfere with the Company’s management activities, nor encroach on the interests of the Company.

In case of losses to the Company or its shareholders due to violation of the above commitments, the Company will bear corresponding liabilities.”

APPENDIX I	THE PLAN FOR NON-PUBLIC ISSUANCE OF A SHARES OF HUANENG POWER INTERNATIONAL, INC. IN 2017

Section 7    Other matters that need to be disclosed

There is no other matters that need to be disclosed for this non-public issuance.

Huaneng Power International, Inc.

28 March 2017

APPENDIX II	FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY HUANENG POWER INTERNATIONAL, INC.

In order to implement the Company’s overall development strategy, seize the opportunities for industry development, strengthen the Company’s main business and further consolidate and enhance the competitive advantage, Huaneng Power International, Inc. (hereinafter referred to as the “Company”) intends to invest the proceeds raised by non-public issuance of A shares (hereinafter referred to as “the non- public issuance”) deducting the issuance expenses in the Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijin Coal-fired Project Phase II in Jiangxi. The feasibility analysis of the Company’s use of proceeds raised by this non- public offering is as follows:

I.	PLAN FOR THE USE AND INVESTMENT PROCEEDS RAISED

The gross proceeds raised by this non-public issuance of A shares is not more than RMB 5,000,000,000, which is invested in Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, Longchi Wind Power Project in Anhui, Yangpu Thermal Power Project in Hainan and Ruijin Coal-fired Power Project Phase II in Jiangxi after deducting the issuance expenses. The details is as follows:

S/N	Project name	Total investment in the Project (RMB0’000)	Proceeds proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

APPENDIX II	FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY HUANENG POWER INTERNATIONAL, INC.

II.	BASIC INFORMATION OF AND FEASIBILITY ANALYSIS ON PROJECTS INVESTED BY THE PROCEEDS

(I)	Xiegang Gas Turbine Project in Guangdong

1.	Basic information of the Project

The Project is located in Xiegang Town, Dongguan City, Guangdong Province, which is a gas and steam combined cycle cogenration project approved by the Guangdong Provincial Development and Reform Commission. The project is proposed to build a 2 × 400MW grade (F grade improved) gas and steam combined cycle cogeneration unit with a total investment of RMB36 billion, with RMB720 million, from the proceeds under this issuance.

2.	Background and necessity of the Project

Since the reform and opening up, Guangdong’s social economy has maintained rapid and stable development, and the demand for electricity has also increased rapidly. During the “13th Five-Year Plan” period, there is still a certain gap in power supply in Guangdong Province. Dongguan is located in the heart of the Pearl River Delta, and is one of the important load center of the Guangdong power grid. The region enjoys a convenient transportation with Hong Kong and Macao as its neighbors; it has a developed economy, with increasing power consumption. Currently Dongguan mainly relies on the power supply of the provincial power network. With the accelerated decommissioning of small thermal power plant, power supply for Dongguan becomes increasingly tense.

Through the construction of gas and thermal power plant co-production project, this project not only meets the needs for central heating, but also improves the reliability of power supply. It can ease the pressure of provincial network power supply to Dongguan Power Grid, meet the increasing needs of Dongguan City and the power needs in the neighbourhood of the power plant, improve the efficiency of use, which plays a positive role in improving the environmental quality of Dongguan City, achieving energy-saving emission reduction and the construction of a low-carbon city, and is conducive to sustainable development in the local area.

3.	Economic benefit assessment

According to feasibility study report of the Project, the financial internal rate of return (FIRR) on the investment is 8.69%, and the Project has a good economic benefit.

APPENDIX II	FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY HUANENG POWER INTERNATIONAL, INC.

4.	Project approval

(1)
“Pre-trial Views of Guangdong Provincial Department of Land and Resources on the Used of Land in the Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project” (YGTZ (Y) H [2014] No. 93) has been obtained for the Project.

(2)
The “Reply of the Environmental Protection Department of Guangdong Province on the Approval of the Environmental Impact Report of the First Phase (2 × 400MW) Project of Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project (YHP [2014] No.428) has been obtained for the Project in December 2014.

(3)
The “Reply of the Guangdong Provincial Development and Reform Commission on the approval of the Huaneng Dongguan Xiegang Gas-fired Combined Heat and Power Co-production Project” (YFGNDH [2015] No.3518) has been obtained for the Project in August 2015.

(II)	Dafeng Offshore Wind Power Project in Jiangsu

1.	Basic information of the Project

The Project is located in Maozhusha of the Sea Area in Dafeng District, Jiangsu Province. As an offshore wind power project approved by the Jiangsu Provincial Development and Reform Commission, the Project is close to Mishu Yanghaicao to the east, Chenjiawucao to the west, Maoyuhang to the north and Shichuanhang to the south. The Project will install 75 wind turbine units with the single capacity of 4MW and total capacity of 300MW. The Project’s total investment is RMB5,648.15 million, with RMB2,482.2723 million from the proceeds under by this issuance.

2.	Background and necessity of the Project

Wind resource is one of the renewable energies with the best conditions for commercial and large-scale development. Both China and other foreign countries have very advanced technologies and a large market size for it. The areas with abundant wind energy resources in mainland China are mainly concentrated in the “Three North” areas, but the power grid system is relatively weak. With the large-scale development of wind power, the impact of large-scale wind power grid on the quality of power and the safe operation of power system is emerging. The development of wind power has encountered bottlenecks in China’s “Three North” areas, while the power grid system in China’s eastern coastal area is relatively developed and the offshore wind energy resources are also abundant. Therefore, it has obvious advantage to develop offshore wind farm actively at this stage.

APPENDIX II	FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY HUANENG POWER INTERNATIONAL, INC.

The wind farm is featured by short construction period, fast power generation and early benefit; meanwhile, it can increase the local fiscal revenue, promote economic development and provide employment opportunities. As a clean energy, wind power does not emit any harmful gas and is favorable for environmental protection. After the completion of the wind farm, it can transport clean renewable energy to the grid and improve the power structure. In summary, the development and construction of this Project are in line with the requirements of Planning for Wind Power Project in Jiangsu; meanwhile, the development and construction of wind farms can effectively promote the local economy and the development of wind power industry chain, with good social and economic benefits, and is of positive significance in improving the power grid structure, promoting the development of offshore wind power in Jiangsu Province and developing renewable energy.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR on the investment is 12.12% and the Project has a good economic benefit.

4.	Project approval

(1)
Environmental Impact Report About 300MW Offshore Wind Power Demonstration Project in Dafeng, Jiangsu (GHHZ [2012] No. 885) from the State Oceanic Administration has been obtained for the Project in December 2012.

(2)
Official Reply to Sea Use for Huaneng 300MW Offshore Wind Power Demonstration Project in Dafeng, Jiangsu (SHYH [2015] No.102) from Jiangsu Ocean & Fisheries Bureau has been obtained for the Project in August 2015.

(3)
Official Reply to Re-approval of Huaneng 300MW Offshore Wind Power Project in Dafeng, Jiangsu by Jiangsu Development & Reform Commission (SFGNYF [2015] No.1488) from Jiangsu Development & Reform Commission has been obtained for the Project in December 2015.

(III)	Mianchi Phoenix Mountain Wind Power Project in Henan

1.	Basic Information of the Project

The Project, located in Mianchi County, Henan Province, is the wind power project approved by Sanmenxia City Development and Reform Commission. The Project is proposed to install 50 wind turbine units with the single capacity of 2MW. The Project’s total investment is RMB853.8185 million, with RMB170.7637 million from the proceeds under this issuance.

APPENDIX II	FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY HUANENG POWER INTERNATIONAL, INC.

2.	Background and necessity of the Project

With the continuous improvement of economic level, people’s awareness of environment protection is gradually increased and people pay more attention to the quality of life. As the development of green energy becomes a new energy development direction, the development and construction of wind power plants, as one of the green energy is very necessary.

The wind energy resources in Huaneng Mianchi County wind farm have good value for development and utilization, with necessary basis conditions for the construction of wind farms. The development of this wind farm is in line with the principles of sustainable development and national energy development policy, can reduce the consumption of fossil resources, and reduce the emission of harmful gases on the environment due to the burning of coal, etc. The development and construction of Huaneng Mianchi County Wind Farm is not only an effective supplement to the energy supply in Henan Province, but also as a green power, is conducive to easing the pressure of environmental protection in the power industry in Henan, and promoting the sustainable development of regional economy.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR for the investment is 8.73% and the Project has a good economic benefit.

4.	Project approval

(1)
The Pre-trial Opinions of Sanmenxia City Land Resources Bureau on the Construction Land for Mianchi Phoenix Mountain Wind Power Project of Huaneng (S.G.T.Z. [2014] No. 287) issued by Sanmenxia City Land Resources Bureau has been obtained for the Project in November 2014.

(2)
The Reply of the Department of Environmental Protection of Henan Province on the Environmental Impact Report of Mianchi Phoenix Mountain Wind Farm 100MW Engineering of Huaneng (Y.H.S. [2015] No. 522) issued by the Department of Environmental Protection of Henan Province has been obtained for the Project in December 2015.

(3)
The Reply of the Sanmenxia City Development and Reform Commission on Approving Mianchi Phoenix Mountain Wind Power Project of Henan Branch of Huaneng (S.F.G.N.Y. [2015] No. 526) issued by the Sanmenxia City Development and Reform Commission has been obtained for the Project in December 2015.

APPENDIX II	FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY HUANENG POWER INTERNATIONAL, INC.

(IV)	Longchi Wind Power Project in Anhui

1.	Basic information of the Project

The Project, located in Huaining County, Anhui Province, is the wind power project approved by Anhui Provincial Development and Reform Commission. The Project is proposed to install 50 wind turbine units with the single capacity of 2MW. The Project’s total investment is RMB856.22 million, with about RMB171.244 million from the proceeds under this issuance.

2.	Background and necessity of the Project

Wind resource is the most commercially viable energy in the field of renewable energy and is a clean energy whose development is encouraged and supported by China. Wind power generation is featured by no pollution, reproducibility, small footprint and short construction period. From the perspective of saving coal resources and protecting the environment, the construction of wind farms has obvious economic, social and environmental benefits.

Development and construction of this Project is in line with the country’s sustainable development strategy and regional energy development plan, which is beneficial to speeding up the development and utilization of wind energy resources in Anhui Province, optimizing the power structure, promote energy conservation and emission reduction.

3.	Economic benefit assessment

According to the feasibility study report of the Project, FIRR on the investment is 8.12% and the Project has a good economic benefit.

4.	Project approval

(1)
The Letter of Department of Land and Resources of Anhui Province for the Pre- trail Filing of Construction Land Used for Huaining County Longchi Wind Farm Project of Huaneng (WGTZH [2015] No. 21) issued by the Department of Land and Resources of Anhui Province has been obtained for the Project in January 2015.

(2)
The Letter of Approval Opinions of the Department of Environmental Protection of Anhui Province on the Environmental Impact Report of Anqing Huaining Longchi Wind Power Project of Huaneng International (W.H.H. [2015] No. 814) issued by the Department of Environmental Protection of Anhui Province has been obtained for the Project in July 2015.

APPENDIX II	FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY HUANENG POWER INTERNATIONAL, INC.

(3)
The Reply of the Anhui Provincial Development and Reform Commission on Approving Anqing Huaining Longchi Wind Farm Project of Huaneng International (W.F.G.N.Y.H. [2015] No. 752) issued by the Anhui Provincial Development and Reform Commission has been obtained for the Project in September 2015.

(V)	Yangpu Thermal Power Project in Hainan

1.	Basic information of the Project

The Project, located in Yangpu Economic Development Zone, Hainan Province, is a thermal power project approved by Hainan Development & Reform Commission, and it is proposed to build two units of 350MW in the Project. The total project investment is RMB4.013 billion, with about RMB722.34 million from the proceeds under the issuance.

2.	Background and necessity of the Project

With rapid development of economy in Hainan, by 2020, due to the uncertain installed capacity of Hainan power grid in “13th Five-Year Plan”, under the premise of only considering the existing approved and permitted installed capacity, the installed capacity vacancy of Hainan power grid in 2020 will reach 4392MW, and with rapid increase of loads, the power vacancy of Hainan power grid during the “13th Five-Year Plan” will be further increased. Putting the Project into operation not only can meet the demand on heat used in the Development Zone, but also can play a positive role in meeting the load development demands on rapid increase of Hainan power grid. Therefore, putting the Project into operation will effectively relieve the power supply pressure of Hainan power grid, and the construction of the subsequent projects will play an important role in relieving the intense situation of Hainan power during the “13th Five-Year Plan”.

Simultaneously, the Project will reduce the construction cost of public facilities to some extent; after completion, the Project not only can meet the requirements of centralized heating in the Development Zone, but also will replace the original and proposed heating boilers in the Development Zone, in order to reduce emission of sulfur dioxide and dust, reduce environment pollution, which is conducive to protect of the ecological environment, and has remarkable economical and social benefits.

3.	Economic benefit assessment

According to the feasibility study report of the Project, the FIRR on the investment is 9.32%, and the Project has a good economic benefit.

APPENDIX II	FEASIBILITY ANALYSIS REPORT ON THE INVESTMENT PROJECTS WITH THE PROCEEDS OF THE NON-PUBLIC ISSUANCE OF A SHARES BY HUANENG POWER INTERNATIONAL, INC.

4.	Project approval

(1)
The letter from the Department of Ecology and Environment Protection of Hainan Province for Approval of the Environmental Impact Statement of Huaneng Yangpu Cogeneration Project (QHH [2015] No. 974) was obtained for this project has been obtained for the Project in August 2015.

(2)
The letter from the Department of Land and Resources of Hainan Province for the Land Use Preview of Huaneng Yangpu Cogeneration Project (QGTZSZ [2015] No.18) was obtained for this project from the Department of Land and Resources of Hainan Province has been obtained for the Project in October 2015.

(3)
The letter from Hainan Development and Reform Commission on the Verification of Huaneng Yangpu Cogeneration Project (QFGSP [2015] No. 2411) was provided for the Project by Hainan Development and Reform Commission has been obtained for the Project in December 2015.

(VI)	Ruijin Coal-fired Power Project Phase II in Jiangxi

1.	Basic information of the Project

The Project, located in Maodian Town, Gan County, Ganzhou City, Jiangxi Province, is a thermal power project approved by Jiangxi Development and Reform Commission. For this project, two sets of ultra-supercritical generating units of 1000MW are proposed for expansion, and the desulfurization and denitration facilities will also be under construction synchronously. The total project investment is RMB7.19 billion, with about RMB733.38 from the proceeds under this issuance.

2.	Background and necessity of the Project

The Ganzhou power supply area is located at the south end of Jiangxi power grid. With large power load and limited power installed capacity in this area, plus the lack of strong power supply, this area is a typical receiving-end power grid. In such area, the power supply of grid is weak in reliability, voltage quality safety and stability. From the view of grid structure, the support from strong power supply points is especially needed. At the same time, large gap exists in the power demand balance of Ganzhou power supply area, and the gap gradually grows year by year. Thus, it would be very reasonable and necessary to solve the power supply problems right on the spot by adding power installed capacity to the regional receiving-end power grid.

The construction of Phase II Expansion Project of Huaneng Ruijin Power Plant enhances the strong power support for end power grid, and it can significantly improve the operation security and stability as well as the voltage quality and power supply reliability for

Jiangxi power grid (especially for Ganzhou power supply area) . The project also strengthens the grid structure and improves the grid’s capacity of resisting disturbance. Meanwhile, the Project can effectively alleviate the shortage of power supply in Ganzhou, and this would be very helpful for the rapid and sustainable economic development of Ganzhou.

3.	Economic benefit assessment

According to the feasibility study report of the Project, FIRR on the investment is 7.30% and the Project has a good economic benefit.

4.	Project approval

(1)
The Opinions of the Department of Land and Resources of Jiangxi Province on the Preview of Land Use for the Phase II (2×1000MW) Expansion Project of Huaneng Ruijin Power Plant (GGTZH [2015] No. 542) has been obtained for the Project in May 2015.

(2)
The Approval of Environmental Protection Department of Jiangxi Province for the Environmental Impact Statement of Phase II 2×1000MW Ultra-supercritical Unit Expansion Project of Huaneng Ruijin Power Plant (GHPZ [2015] No. 67) has been obtained for the Project in May 2015.

(3)
The Approval of Jiangxi Development and Reform Commission for the Verification of the Phase II Expansion Project of Huaneng Ruijin Power Plant (GFGNY [2015] No. 699) issued by Jiangxi Development and Reform Commission in June 2015; the Notification of Jiangxi Province Bureau of Energy on the 1000MW Construction Capacity of the Second Unit of the Phase II Expansion Project of Huaneng Ruijin Power Plant (GNDLZ [2015] No. 69) issued by Jiangxi Development and Reform Commission has been obtained for the Project in September 2015.

III.	IMPACT OF PROJECTS INVESTED FROM THE PROCEEDS RAISED ON THE COMPANY’S FINANCIAL CONDITION AND MANAGEMENT

(I)	Impact of the issuance on the Company’s operating business

The Company always adheres to the development goals as “As a power generation company, be committed to providing adequate, reliable and environmentally friendly electricity for the community; as a listed company, create long-term, stable, growing returns for shareholders; as a first- class power company, be committed to excellent operation, domestic outstanding and international leading status”. This issuance is an important measure for the Company to implement this strategic goal. The investment made by the proceeds is in line with the national industrial policy. After the investment project is completed, the Company further optimizes the newly increased gas turbine with the thermal power installed capacity of 800 MW, the wind power equity installed capacity of 500 MW and thermal power 1,650 MW with the power supply structure further optimized. Meanwhile, the investment project of the proceeds has relatively good prospects for development and economic assessment. After the Project is completed, it will further improve the profitability and competitive strength of Huaneng International, which is in line with the fundamental interests of the majority of shareholders.

(II)	Impact of the issuance on the Company’s financial condition

After the completion of this non-public issuance, the Company’s total assets and net assets will be increased, but the Company’s asset-liability ratio will be reduced. With the completion of investment projects, the Company’s profitability will be further improved and the development potential will also be enhanced. After the completion of this issuance, as the project invested by capital raised needs certain construction period, in the short term, the Company’s ROE (Rate of Return on Common Stockholders’ Equity) will certainly be affected; but in the middle and long term, with the benefits gradually generated by the project, the Company’s revenue and profit levels will gradually be increased and the Company’s profitability and profit stability will be constantly increased.

In summary, the project invested by capital raised by this non-public issuance is in line with national industrial policy and industry trends, has good economic benefits and is of great significance in enhancing the Company’s core competitiveness and reducing the financial risk. The implementation of this Project will help to further enhance the Company’s overall strength, enhance the Company’s industry status and maintain sustainable development of the Company, which are in line with the interests of all shareholders.

APPENDIX III	THE AUTHENTICATION REPORT ON THE USE OF THE PROCEEDS RAISED IN THE PREVIOUS TIME OF HUANENG POWER INTERNATIONAL, INC. AS OF FEBRUARY 28, 2017

The Report on the Use of the Proceeds Raised in the Previous Time of Huaneng Power International, Inc.

KPMG H.Z.Z.Z. No. 1700598

To all shareholders of Huaneng Power International, Inc.,

We hereby accept the appointment to conduct reasonably guaranteed authentication on the Report of Huaneng Power International, Inc. (hereinafter referred to as “the Company”) on the Use of Proceeds Raised by the additional issuance of Overseas Listed Foreign Shares (H shares) in November 2014 and November 2015 (hereinafter referred to as “the Capital Raised in the Previous Time”) as of February 28, 2017 (hereinafter referred to as “the Report on the Use of Proceeds Raised in the Previous Time”) , and has expressed authentication opinions on whether the Report on the Use of Proceeds Raised in the Previous Time is prepared in accordance with the requirements of the Provisions on the Report on Use of the Capital Raised in the Previous Time (Z.J.F.X.Z. [2007] No. 500) promulgated by CSRC in all major aspects, and whether the use of the Company’s proceeds raised in the previous time as of February 28, 2017 has been truly reflected by the Report in all significant aspects.

I.	ENTERPRISE’S RESPONSIBILITY FOR THE REPORT ON USE OF THE PROCEEDS RAISED IN THE PREVIOUS TIME

To prepare the Report on the Use of Proceeds Raised in the Previous Time in accordance with the requirements of the Provisions on the Report on Use of the Capital Raised in the Previous Time is the responsibility of the Company’s Board, which includes designing, implementing and maintaining the internal control related to the preparation of the Report on the Use of Proceeds Raised in the Previous Time, and ensuring the authenticity, accuracy and completeness of the contents in the Report on the Use of Proceeds Raised in the Previous Time and no misstatement, misleading representation or important omission in this Report.

II.	RESPONSIBILITY OF THE CERTIFIED PUBLIC ACCOUNTANTS

Our responsibility is to express the authentication opinions on the Report on the Use of Proceeds Raised in the Previous Time based on authentication implementation. We have conducted our authentication in accordance with the provisions of Guidelines for Other Authentication Business of Chinese Certified Public Accountant No. 3101–Authentication Business Other Than Historical Financial Information Audit or Review, which requires us to comply with the professional ethics of Chinese Certified Public Accountant and plan and conduct the authentication to obtain a reasonable guarantee for ensuring no material misstatement in the Report on the Use of Proceeds Raised in the Previous Time.

The authentication work involves implementing relevant procedures to obtain relevant authentication evidences for whether the Report on the Use of Proceeds Raised in the Previous Time is prepared in accordance with the requirements of the Provisions on the Report on Use of the Capital Raised in the Previous Time, and whether the use of the Company’s proceeds raised in the previous time as of February 28, 2017 has been truly reflected by the Report in all significant aspects. The procedures chosen depend on
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APPENDIX III	THE AUTHENTICATION REPORT ON THE USE OF THE PROCEEDS RAISED IN THE PREVIOUS TIME OF HUANENG POWER INTERNATIONAL, INC. AS OF FEBRUARY 28, 2017

our judgment, including an assessment of the risk of material misstatement of the Report on Use of the Proceeds Raised in the Previous Time due to fraud or misstatement. In the course of conducting authentication work, we carried out the inquiry, checked the amount and evidences disclosed for supporting the Report on Use of the Proceeds Raised in the Previous Time on the basis of spot checks, and adopted other procedures deemed as necessary by us.

We believe that the evidences obtained by us are sufficient and appropriate, and have provided a basis for our authentication opinions.

III.	AUTHENTICATION OPINIONS

We believe that the Report on the Use of Proceeds Raised in the Previous Time is prepared in accordance with the requirements of the Provisions on the Report on Use of the Capital Raised in the Previous Time, and the use of the Company’s proceeds raised in the previous time as of February 28, 2017 has been truly reflected by the Report in all significant aspects.

IV.	PURPOSE OF USE

The Authentication Report is only used for submitting to the relevant regulatory authorities with the purpose of applying for non-public issuance of shares at the CSRC. Without the written consent of us, it shall not be used for any other purpose.

KPMG Huazhen (Special General Partner)
China Certificated Public Accountant	Zou Jun Fu Qiang

Beijing, China	March 27, 2017

Appendix: Report on Use of the Proceeds Raised in the Previous Time as of February 28, 2017 of Huaneng Power International, Inc.
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APPENDIX III	THE AUTHENTICATION REPORT ON THE USE OF THE PROCEEDS RAISED IN THE PREVIOUS TIME OF HUANENG POWER INTERNATIONAL, INC. AS OF FEBRUARY 28, 2017

Report on Use of the Capital Raised in the Previous Time as of February 28, 2017 of Huaneng Power International, Inc.

According to the Provisions on the Report on Use of the Capital Raised in the Previous Time (Z.J.F.X.Z. [2007] No. 500) promulgated by the CSRS, the report on the use of proceeds (hereinafter referred to as “the Proceeds Raised in the Previous Time”) raised by the additional issuance of overseas listed foreign shares (H shares) (hereinafter referred to as “the Additional Issuance of H Shares”) in November 2014 and November 2015 of Huaneng Power International, Inc. (hereinafter referred to as “the Company”) as of February 28, 2017 is as follows:

I.	THE AMOUNT AND IN-PLACE TIME OF CAPITAL RAISED IN THE PREVIOUS TIME

With the approval of Z.J.X.K. [2014] No. 1166 and Z.J.X.K. [2015] No. 2428 Reply to the Approval of Huaneng Power International, Inc. on Additional Issuance of Overseas Listed Foreign Shares issued by CSRC on November 3, 2014 and October 30, 2015 respectively, the Company is approved to make additional issuance of H shares.

The Company makes additional issuance of 365,000,000 shares at the placing price of HK$8.60 per share on November 13, 2014 and receives a cash subscription of HK$3,139,000,000 from investors. After deducting the commission and other issuance expenses from the total subscription money, the actual gross proceeds is HK$3,098,193,000, which is converted into RMB2,453,985,729.51 (hereinafter referred to as “the proceeds in 2014”) according to the HKD to CNY exchange rate announced by the People’s Bank of China on the collection date of the Company. The aforesaid amount has been remitted to the Company’s bank account numbered 02753220148242 opened at Hong Kong Branch, Bank of Communications Company Limited on November 13, 2014. The said amount has been audited by KPMG Huazhen (Special General Partnership) with KPMG H.Z.Y.Z. No. 1500175 Capital Verification Report.

The Company makes additional issuance of 780,000,000 shares at the placing price of HK$7.32 per share on November 20, 2015 and receives a cash subscription of HK$5,709,600,000 from investors. After deducting the commission and other issuance expenses from the total subscription money, the actual gross proceeds is HK$5,692,031,560.80, which is converted into RMB4,684,314,293.28 (hereinafter referred to as “the proceeds in 2015”) according to the HKD to CNY exchange rate announced by the People’s Bank of China on the collection date of the Company. The aforesaid amount has been remitted to the Company’s bank account numbered 02753293240135 opened at Hong Kong Branch, Bank of Communications Company Limited on November 20, 2015. The said amount has been audited by Daxin Certified Public Accountants (Special General Partnership) with D.X.Y.Z. [2015] No. 11-00027 Capital Verification Report.

II.	ACTUAL USE OF PROCEEDS IN THE PREVIOUS ISSUANCE

After deducting the underwriting fees and other issuance expenses, the proceeds under by additional issuance in November 2014 has been fully used to supplement the working capital of the Company and the proceeds under additional issuance in November 2015 has been fully used to repay bank loans, which are consistent with the committed use of proceeds under additional issuance of H shares.
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APPENDIX III	THE AUTHENTICATION REPORT ON THE USE OF THE PROCEEDS RAISED IN THE PREVIOUS TIME OF HUANENG POWER INTERNATIONAL, INC. AS OF FEBRUARY 28, 2017

As of February 28, 2017, see the actual use of proceeds in the previous time in the Contrast between Use of Proceeds in the Previous Time below.

Contrast between Use of Proceeds in the Previous Time

Proceeds under additional issuance in November 2015:

Unit: RMB Yuan
Gross proceeds: 4,684,314,293.28						Gross proceeds that has been used: 4,684,314,293.28
Gross proceeds which has changed use: None Proportion of gross proceeds which has changed use: None
Gross proceeds which has been used in each year/period:
From November 20, 2015 to December 31, 2015: 4,684,314,293.28
From January 1, 2016 to December 31, 2016:–
From January 1, 2017 to February 28, 2017:–

Investment project			Total investment from proceeds			Total accumulative investment from proceeds as of the closing date				Project completion degree as of the closing date
S/N	Committed investment project	Actual investment project	Amount of committed investment before raising capital	Amount of committed investment after raising capital	Amount of actual investment	Amount of committed investment before raising capital	Amount of committed investment after raising capital	Amount of actual investment	Difference between the amount of actual investment and the amount of committed investment after raising capital
1	Repaying bank loans and supplementing working capital	Repaying bank loans	4,684,314,293.28	4,684,314,293.28	4,684,314,293.28	4,684,314,293.28	4,684,314,293.28	4,684,314,293.28	–	N/A
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APPENDIX III	THE AUTHENTICATION REPORT ON THE USE OF THE PROCEEDS RAISED IN THE PREVIOUS TIME OF HUANENG POWER INTERNATIONAL, INC. AS OF FEBRUARY 28, 2017

Proceeds by additional issuance in November 2014:

Unit: RMB Yuan
Gross proceeds: 2,453,985,729.51						Gross proceeds that has been used: 2,453,985,729.51
Gross proceeds which has changed use: None Proportion of gross proceeds which has changed use: None
Gross proceeds which has been used in each year/period: From November 13, 2014 to December 31, 2014:–
From January 1, 2015 to December 31, 2015: 2,453,985,729.51
From January 1, 2016 to December 31, 2016:–
From January 1, 2017 to February 28, 2017:–

Investment project			Total investment from capital raised			Total accumulative investment from capital raised as of the closing date				Project completion degree as of the closing date
S/N	Committed investment project	Actual investment project	Amount of committed investment before raising capital	Amount of committed investment after raising capital	Amount of actual investment	Amount of committed investment before raising capital	Amount of committed investment after raising capital	Amount of actual investment	Difference between the amount of actual investment and the amount of committed investment after raising capital
1	Supplementary current capital	Supplementary current capital	2,453,985,729.51	2,453,985,729.51	2,453,985,729.51	2,453,985,729.51	2,453,985,729.51	2,453,985,729.51	–	N/A

III.	CONCLUSION

This Report has been prepared in accordance with the Provisions on the Report on Use of the Proceeds in the Previous Time promulgated by the China Securities Regulatory Commission. The Company has made contrast between the actual use of the above proceeds and the related contents disclosed in the periodic reports and other information disclosure documents published by the Company since 2014. The actual use and relevant contents disclosed are consistent.

Board of Huaneng Power International, Inc.

March 27, 2017
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APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

According to the relevant provisions of the Opinions of the General Office of the State Council on Further Strengthening the Protection of the Rights and Interests of Small and Medium Investors in Capital Market (G.B.F. [2013] No. 110, hereinafter referred to as the “Protection Opinions”) and the Guiding Opinions on Issues Concerning Diluted Immediate Returns Due to IPO and Refinancing, Significant Asset Restructuring (Z.J.H.G.G. [2015] No. 31, hereinafter referred to as the “Guiding Opinions”) promulgated by the CSRC, in order to protect the right to know of the small and medium investors and to safeguard the interests of small investors, the Company’s announcement concerning the impact of the diluted immediate returns on this non-public issuance of A shares on the Company’s main financial indicators and the measures to be taken by the Company is as follows:

I.	THE IMPACT OF DILUTED IMMEDIATE RETURN OF THIS NON-PUBLIC SHARES ISSUANCE ON THE COMPANY’S MAJOR FINANCIAL INDICATORS

(I)	Hypothetical premises

1.
The non-public issuance will be completed by the end of September 2017 (the completion time of this non-public issuance is only used for the calculation and the actual completion time of this issuance shall prevail) ;

2.
The number of non-public issuance of shares is 800,000,000; the gross proceeds under this non-public issuance of A shares is RMB5,000,000,000, without considering the impact of deducting the issuance expenses;

3.	There is no major change in the macroeconomic environment, industrial policy and industry development, etc.;

4.	The impact of using the gross proceeds under this issuance on the Company’s production and operation, financial conditions (such as financial costs, investment income) is not considered;

5.
When predicting the Company’s total equity, the total equity of 15,200,383,440 shares before this non-public issuance is regarded as the basis, only considering the impact of this non-public issuance of A shares, regardless of other factors causing changes in equity;

6.
Assuming that the Company’s net profit attributable to shareholders of the parent company in 2017 increases by 20% over the previous year, the Company will realize net profit attributable to shareholders of the parent company at RMB10,577,149,064 (RMB9,577,076,590 after deduction of non-recurring gains and losses) in 2017; assuming that the Company’s net profit attributable to shareholders of the parent company increases by 10% over the previous year, the Company will realize net profit attributable to shareholders of the parent company at RMB9,695,719,976 (RMB8,778,986,874 after the deduction of non-recurring gains and losses) in 2017; assuming the Company’s net profit attributable to shareholders of the parent company in

APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

2017 is equal to that in 2016, the Company will realize net profit attributable to shareholders of the parent company at RMB8,814,290,887 (RMB 7,980,897,158 after deduction of non-recurring gains and losses) in 2017.

7.
Profit distribution proposal of the Company in 2016 was: taking the total share capital as its base, the Company distributes cash dividends of RMB0.29 for each ordinary share (tax inclusive) to all shareholders with an estimated cash dividend of RMB4.40811 billion. The profit distribution proposal of the Company in 2016 has been considered and approved on the Company’s 24th session of the eighth Board Meeting held in March 2017, and the proposal needs to be committed to the general meeting of the Company for consideration and approval.

Assuming that the profit distribution proposal of 2016 will be implemented in June 2017, that is, to distribute dividends of 2016 to shareholders in accordance with the standard of RMB 0.29 for each ordinary share (tax inclusive) , then the cash dividend to be distributed in July 2017 is RMB4,408,110,000 (tax inclusive) . This assumption is only for prediction use. The actual profit distribution shall be subject to the Company announcement.

8.
Hypothetical number of the equity attributable to the parent company shareholders at the end of 2017 = the predicted equity of the parent company shareholders at the end of 2016 + hypothetical number of the net profit attributable to the parent company shareholders in 2017 + net proceeds under this issuances – cash dividends in 2016. Assuming that the net profit attributable to parent company shareholders in 2017 increases by 0%, 10% and 20% respectively compared with that in the previous year and the funds for this non-public issuance are in place, then the hypothetical number of the equity attributable to the parent company shareholders at the end of 2017 are RMB90,927,688,783, RMB91,809,117,872 and RMB92,690,546,960 respectively.

The above is just the assumption for the purpose of making calculation, which does not constitute a commitment, profit forecast or performance commitment. Investors should not make investment decisions based on this assumption; the Company does not bear any liability for investors’ losses caused by making investment decisions based on the assumption.

APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

(II)	Calculation process

Based on the above assumptions, the impacts of the diluted immediate returns of this issuance on the Company’s main financial indicators are as follows:

Item	Before this issuance (2016/ December 31,2016)	Take no account of this issuance (2017/December31, 2017)	After this issuance (2017/ December 31,2017)
Total equity (shares)	15,200,383,440	15,200,383,440	16,000,383,440
Hypothetical case 1: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 is almost equal to that in 2016
Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.65	5.68
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.53	0.52
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.53	0.52
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	9.49%	9.35%
Hypothetical case 2: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 increases by 10% comparing with that of the same period in 2016

Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.71	5.74
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.58	0.57
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.58	0.57
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	10.39%	10.23%

APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

Item	Before this issuance (2016/ December 31,2016)	Take no account of this issuance (2017/December31, 2017)	After this issuance (2017/ December 31,2017)
Hypothetical case 3: The amount of net profits attributable to the owner of parent company deducting the non-recurring profit and loss in 2017 increases by 20% comparing with that of the same period in 2016

Net assets per share attributable to ordinary shareholders (RMB/share)	5.36	5.77	5.79
Basic earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.63	0.62
Diluted earnings per share after deducting non-recurring profit and loss (RMB/share)	0.53	0.63	0.62
Weighted average net assets returns ratio after deducting non-recurring profit and loss	9.88%	11.27%	11.11%

According to the above calculation, after the completion of this non-public issuance, the Company’s basic earnings per share and weighted average return of net assets for the current period will have a certain degree of dilution.

II.	SPECIAL RISK WARNING FOR DILUTED IMMEDIATE RETURN ON THIS ISSUANCE

After the proceeds under this non-public issuance is in place, the Company’s total equity and net assets will increase accordingly. Within a short term after the proceeds under this issuance is in place, the growth rate of the Company’s net profits may be lower than the growth rate of the net assets and the total equity; the earnings per share and weighted average return of net assets and other financial indicators may decline to a certain extent; the immediate return of shareholders has the risk of being diluted.

Investors are hereby reminded of the risk of diluted immediate return from non-public issuance of shares.

APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

III.	NECESSITY AND RATIONALITY FOR THE BOARD TO CHOOSE THIS NON-PUBLIC ISSUANCE

(I)	Use of the proceeds from the non-public issuance of A shares

The gross proceeds under this non-public issuance (including the issuance expenses) shall not exceed RMB500,000,000; the net proceeds after deducting the issuance expenses will be used for:

S/N	Project name	Total investment in the Project (RMB0’000)	Capital raised that is proposed to be invested in the Project (RMB0’000)
1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual net proceeds raised is less than the amount of proceeds proposed to be invested, the insufficient part shall be raised by the Company itself. Before the capital raised by this non-public issuance of A shares is put in place, the Company will invest the capital raised by itself first according to the actual project progress, and replace it after the proceeds is in place.

(II)	Necessity and reasonableness of this non-public issuance

1.	Help the Company to consolidate the leading position in conventional energy, accelerate the development of new energy sources and promote the Company’s stable and healthy development

The Company’s main business is thermal power generation with a small number of wind power and hydropower generating units. The investment made by the proceeds is in line with the national industrial policy. After the investment project is completed, the Company

APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

further optimizes the newly increased gas turbine with the thermal power installed capacity of 800 MW, the wind power equity installed capacity of 500 MW and thermal power 1,650 MW, which will help to enhance the Company’s core competitiveness in the thermal power industry, and the continual optimization and the adjustment of the Company’s power structure, so as to facilitate the stable and sound development of the Company.

2.	Improve the cash flow situation, enhance shareholder return of investment

After the completion of this non-public issuance, it is expected that the raising investment projects will gradually exert good benefit, promote the Company’s steady growth in operating income and improve the profitability level. After the completion of this investment project, the Company’s scale of installation capacity will be further enhanced and the benefits will be further improved; At the same time, the Project has good prospects for development and economic assessment. In the long run, the Project is expected to increase the Company’s operating income, help improve the Company’s cash flow, provide support to the Company’s performance, whereby profitability and returns to the shareholder are expected to be further strengthened.

3.	Optimize the Company’s capital structure, and improve the Company's financial condition

With the rapid growth of the Company's size, the Company's debt scale is also expanding. At the end of 2016, the end of 2015, the end of 2014, the Company's consolidated balance sheets ratio was 68.73%, 67.99% and 69.35% respectively, asset-liability ratio has been maintained at a high level; in addition, at the end of 2016 the Company’s current ratio and quick ratio were 0.28 and 0.23 respectively, which means that the Company's short-term solvency and financial stability at this stage need to be enhanced. After the completion of this non-public issuance, the Company's asset-liability ratio will be reduced, the current ratio and quick ratio will be improved, which is conducive to the Company’s optimization of its capital structure, improvement of its financial condition, and enhancement of the Company's ability to resist risks.

IV.	RELATIONSHIP BETWEEN THE PROJECTS INVESTED BY THE PROCEEDS AND THE COMPANY’S EXISTING BUSINESS; RESERVE OF STAFF, TECHNOLOGY, MARKET AND OTHER ASPECTS OF PROJECTS THAT RAISE CAPITAL

The Company is one of the largest listed power generation companies in China. The main business is to use modern technologies and equipment, as well as the domestic and foreign funds to develop, construct and operate large-scale power plants in China. The power plants of the Company are widely distributed in 24 provinces, municipalities and autonomous regions in China; moreover, it has a wholly owned power company in Singapore. Through years of accumulation, the Company has accumulated a wealth of construction, operation and management experience as well as talent, technology and market reserves in the field of power generation.

APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

(1)	Staff reserve

Adhering to the concept that "Talent is the first resource", the Company has been actively promoting its talent strategy in forming a talent team characterized with a reasonable structure, professional support, good quality, loyalty to the cause of Huaneng, and compliance with the needs of the Company's development strategy. The Company's management team has a comprehensive industry knowledge and a deep understanding of the domestic and international power regulatory system, closely follows the latest trends in the power industry who can grasp market opportunities, develop comprehensive business strategies, assess and manage risks, perform management and production plans and improve overall profit, thereby increasing the value of the Company.

(2)	Technical reserve

The Company adheres to technological, institutional and management innovation, and has created a number of domestic industry first and milestone projects in terms of power technology progress, power plant construction and management methods. The Company has introduced the 600,000-kilowatt “supercritical” generating unit for the first time in China, put the first ultra- supercritical coal-fired unit with the single capacity of 1,000,000 kW and the first digital ultra- supercritical coal-fired unit with the single capacity of million kW into operation and established the world’s first seawater desulfurization million kW unit and the 660,000-kilowatt efficient ultra- supercritical coal-fired unit with the domestically highest parameters. Among the Company’s thermal power units, more than 50% are the large ones of more than 600,000 kW, including 12 world’s most advanced million-kilowatt-level ultra-supercritical units that have been put into operation and the first ultra-supercritical secondary reheat coal-fired generating units. The Company plays a leading role in environmental protection and power generation efficiency in the industry, and its average coal consumption, plant power use rate, water consumption and other technical indicators have reached the world’s leading level.

(3)	Market reserve

The power plants of Huaneng International are widely distributed in 24 provinces, municipalities and autonomous regions in China; moreover, it has a wholly owned power company in Singapore. Relying on its own scale and strength, during the years of market operations, the Company further bases itself on the increasing income and efficiency, actively participates in market competition, takes improving market share and equipment operating efficiency as the goal, and strives to achieve the regional leading position of utilized hour benchmarking. The Company participates in the electricity trading market construction actively and orderly, and has won a good market reputation and formed a strong sustainable market development capability.

APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

V.	MAKE-UP MEASURES FOR THE DILUTED IMMEDIATE RETURNS OF THIS NON- PUBLIC ISSUANCE FROM THE COMPANY

In order to ensure the effective use of the proceeds under this issuance, prevent the risk of diluted immediate returns and improve the ability to gain returns in the future, the Company has proposed to enhance asset quality, increase operating income, increase future profits, achieve sustainable development and make up the shareholders return through strictly implementing the proceeds management system, actively improving the using efficiency of proceeds, accelerating the Company’s main business development, improving the Company’s profitability, constantly improving the profit distribution policy, and enhancing the investor return mechanism. The measures are as follow:

1.	Strengthen the management of proceeds, improve the use efficiency of proceeds

The Company has formulated Proceeds Management System to standardize the use the proceeds in accordance with the provisions of the Company Law, Securities Law, Administrative Measures on the Proceeds of the Listed Companies of Shanghai Stock Exchange, normative documents, as well as the Articles of Association. According to the Proceeds Management System and the Resolution of the Company’s Board, the proceeds under the issuance will be deposited in a special account for proceeds under the issuance designated by the Board; a three-party supervision system shall be established to make the sponsor institutions, depository banks, and the Company jointly supervise the proceeds. The proceeds shall be used according to the committed purpose and amount. After the capital raised by this non-public issuance is in place, the Company will actively cooperate with the sponsor to inspect and supervise the use of proceeds, so as to ensure the reasonable and standardized use of proceeds, and reasonably prevent the risks.

2.	Accelerate the implementation of Company’s investment projects by the proceeds, improve the proceeds use efficiency

The investment projects by the proceeds of non-public issuance are in line with the national industrial policy and industry development trends; they have good economic benefits and are of important significance in enhancing the Company’s core competitiveness and reducing the financial risks. After the proceeds under this non-public issuance is in place, the Company will accelerate the implementation of business development strategy and improve the use efficiency of proceeds.

3.	Strictly implement the cash dividend policy, give investors a reasonable return

The Company has revised the Articles of Association, clarified the conditions of the Company’s profit distribution, improved the decision-making procedures and mechanisms of the Company’s profit distribution as well as the adjustment principle of the profit distribution policy, and strengthened the protection mechanism of the minority investors’ rights and interests in accordance with the requirements of Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies, Regulatory Guidelines for Listed Companies No.3 – Cash dividends

APPENDIX IV	RISK WARNINGS AND MAKE-UP MEASURES FOR HUANENG POWER INTERNATIONAL, INC.’S DILUTED IMMEDIATE RETURN ON NON-PUBLIC SHARES ISSUANCE OF A SHARES

of listed Companies and other relevant laws, regulations and regulatory documents. After the completion of this non-public issuance, the Company will strictly implement the current dividend policy, and strive to improve the returns of the shareholders.

VI.	COMMITMENTS ISSUED BY RELATED SUBJECTS

In order to ensure that make-up measures for diluted immediate returns in the Company’s non-public issuance of A shares are effectively implemented, the Company’s directors and senior management:

“1.	promise not to convey interest to any entity or individual on a free or unfair basis, nor use other means to damage the interests of the Company;

2.	promise to constrain the job-related consumption of the Company’s directors and senior management;

3.	promise not to use the Company’s assets for investment or consumption activities not relating to the performance of their duties;

4.	promise that the implementation of the remuneration system drafted by the Board or Remuneration and Assessment Committee of the Board will be linked to the implementation of make-up measures;

5.	promise that conditions for the exercise of equity incentive will be linked to the implementation of make-up measures if the Company publishes equity incentive policy;

If I violate the above commitments and cause losses to the Company or shareholders, I will bear the corresponding liabilities.”

In order to ensure practical implementation of make-up measures for diluted immediate returns in the Company’s non-public issuance of A shares, in accordance with the relevant provisions of the CSRC, Huaneng Group and Huaneng Development Company made the following commitments:

“not to interfere with the Company’s management activities, nor encroach on the interests of the Company.

In case of losses to the Company or its shareholders due to violation of the above commitments, the Company will bear corresponding liabilities.”

APPENDIX V	PROPOSAL REGARDING THE COMPANY’S SHAREHOLDER RETURN PLAN FOR THE NEXT THREE YEARS (2017-2019)

Huaneng Power International, Inc. (hereinafter referred to as “the company”) has always attached importance to the reasonable return on investment of investors, in order to maintain the consistency and stability of profit distribution policy. According to the Notice on Further Implementing Relevant Matters Concerning Cash Dividends of Listed Companies, the Regulatory Guidelines for Listed Companies No.3 – Cash Dividends of Listed Companies and relevant provisions, the Company formulated the Shareholders’ Return Plan of Huaneng Power International, Inc. in the Next Three Years (2017 – 2019) .

I.	CONSIDERATIONS FOR FORMULATING SHAREHOLDER RETURN PLAN

The Company establishes a sustainable, stable and scientific return plan and mechanism for investors by focusing on the long-term, sustainable development and taking into account the actual situation of the company, the Company’s strategic planning and development goals, industry trends, thus making institutional arrangements of the profit distribution to ensure the consistency and stability of profit distribution policy.

II.	PRINCIPLES FOR FORMULATING THE SHAREHOLDER RETURN PLAN

The Company shall establish and maintain a consistent and stable profit distribution policy, where positive distribution methods (including without limitation giving preference to payment of cash dividends) shall be used to ensure reasonable returns of investment for the shareholders while taking into account the long-term interests of the Company, the interests of all the shareholders as a whole and the reasonable funding requirements and sustainable development of the Company. The Company may pay dividends in cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.

III.	SPECIFIC SHAREHOLDER RETURN PLAN IN THE NEXT THREE YEARS (2017-2019)

1.	Form of profit distribution

The Company can make dividend distribution in the form of cash, stock or a combination of both. The Company may distribute interim cash dividends.

2.	Specific conditions and proportion of Company’s cash dividends

The Company may pay cash dividends in any year when its earnings and accumulated undistributed profits are positive and its cash flows are sufficient for the normal conduct of business and sustainable development of the Company, provided that the profits to be distributed by the Company in cash shall, in principle, not be less than 50% of the distributable profits realized in that year as indicated in the consolidated accounts.

APPENDIX V	PROPOSAL REGARDING THE COMPANY’S SHAREHOLDER RETURN PLAN FOR THE NEXT THREE YEARS (2017-2019)

3.	Specific conditions for the company to issue stock dividends

Where the Company operates well and the Board believes that the Company’s share price does not match with its equity scale and that the distribution of cash dividends will be conducive to the interest of the Company and its shareholders as a whole, then subject to satisfying the condition for cash dividends as mentioned above, the Company may propose to profit distribution policy for cash dividends.

4.	Review procedures of the Company’s profit distribution plan

The profit distribution plan of the Company shall be prepared by the management and submitted to the Board and the Board of Supervisors for approval. The Board shall fully discuss the reasonableness of the plan and submit its decision to the general meeting for approval. Where the Company decides not to pay cash dividends under special circumstances, the Board shall explain the reasons for not paying cash dividends and clarify the purpose of use of the Company’s retained earnings, its anticipated investment income, etc. Such clarification and explanation, along with the comments on them from the independent directors, shall be submitted to the general meeting for approval and to make disclosure.

After the resolution in respect of the profit distribution plan is approved at the general meeting, the Board shall complete the distribution of dividends (or bonus shares) within two months after the meeting.

5.	Review procedures of the Company’s adjustment of profit distribution policy

With respect to any adjustment to the Company’s profit distribution policy, the Board shall conduct a special discussion to demonstrate the reasons for such adjustment and form a report to be reviewed by the independent directors, which shall then be submitted to the general meeting for approval by way of special resolution.

Where the Board does not propose distribution of cash dividends despite the profitability of the Company or where the Company adjusts its cash dividend policy, online voting shall be made accessible to the shareholders in determining such proposal (s) .

The Company shall establish various channels of communication to grant the minority shareholders an opportunity to give their opinions on the Company’s profit distributions and the changes in the Company’s profit distribution policy.

IV.	FORMULATION CYCLE OF THE SHAREHOLDER RETURN PLAN

The Company shall review the shareholder return plan at least once every three years and determines the shareholder return plan for that period based on the Company’s operations and the opinions of the shareholders (especially the small and medium shareholders) .

APPENDIX V	PROPOSAL REGARDING THE COMPANY’S SHAREHOLDER RETURN PLAN FOR THE NEXT THREE YEARS (2017-2019)

V.	ADJUSTMENT OF THE SHAREHOLDER RETURN PLAN

1.	The plan shall come into force on the date when it is approved by the general meeting, which applies to the relevant revision.

2.	The provisions in relevant laws and regulations, normative documents and the Articles of Association shall be implemented for matters not covered by the plan.

3.	The plan shall be interpreted by the Board of the Company.

APPENDIX VI	INDEPENDENT OPINIONS OF INDEPENDENT DIRECTORS ON THE MATTERS RELATING TO THE 25TH MEETING OF THE EIGHTH SESSION OF THE BOARD OF THE COMPANY

According to the relevant provisions of the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”) , the Securities Law of the People’s Republic of China (hereinafter referred to as the “Securities Law”) , the Administrative Measures for the Issuance of Securities by Listed Companies, the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies, the Guiding Opinions on Establishing Independent Director System for Listed Companies, the Regulatory Guidelines for Listed Companies No.3 – Cash dividends of listed Companies, the Listing Rules of the Shanghai Stock Exchange and the Articles of Association of Huaneng Power International, Inc. (hereinafter referred to as the “Articles of Association”) , as the independent directors of Huaneng Power International, Inc. (hereinafter referred to as “the Company”) , we have expressed independent judgment as follows on the Proposal regarding the Company's Scheme for Non-public Issuance of A Shares, the Proposal regarding the Company's Plan for Non-Public Issuance of A Shares and the Proposal regarding the Company's Shareholder Return Plan for the Next Three Years (2017-2019) considered by the 25th Meeting of the Eighth Session of the Board, after referring to the relevant information provided by the Company, understanding the relevant circumstances, based on independent judgments:

I.	MATTERS ABOUT THE COMPANY’S NON-PUBLIC ISSUANCE OF A SHARES

We believe that this Proposal is in line with the provisions of the Company Law, the Securities Law, the Administrative Measures for the Issuance of Securities by Listed Companies, the Detailed Implementation Rules for the Non-public Issuance of Stocks by Listed Companies and other laws and regulations, as well as the Articles of Association; The convening and voting of the Meeting of Board for considering the non-public issuance proposal are in compliance with the relevant provisions of the Company Law and the Articles of Association.

We agree that the Company will proceed with the relevant work in accordance with the specific requirements of the non-public issuance of A shares and agree to submit the relevant resolutions on the Company’s non-public issuance of A shares to the general meeting for consideration and to the CSRC for approval before being implemented.

II.	MATTERS ABOUT THE COMPANY’S SHAREHOLDER RETURN PLAN IN THE NEXT THREE YEARS (2017 – 2019)

The Shareholder Return Plan of Huaneng Power International, Inc. in the Next Three Years (2017 – 2019) formulated by the Company can provide investors with sustained, stable and scientific return on investment and take the Company’s sustainability into account. Under the premise of ensuring the normal development of the Company, the Company distributes the profits in the form of cash, stock or combination of cash and stock, and gives priority to the distribution of profits in cash, which is conducive to protecting the legitimate rights and interests of investors and conforms to the provisions of relevant laws, regulations and normative documents; there is no damage to the interests of the Company or small and medium shareholders.

Huaneng Power International Inc.
Independent directors of the Eighth Board
Li Zhensheng, Yue Heng, Geng Jianxin, Xia Qing, Xu Mengzhou

27 March 2017

APPENDIX VII	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:
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APPENDIX VII	GENERAL INFORMATION

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118 (L)	Beneficial owner	33.33% (L)	48.25% (L)	–
China Huaneng Group (Note 3)	Domestic shares	1,629,264,402 (L)	Beneficial owner	10.72% (L)	15.52% (L)	–
China Huaneng Group (Note 4)	H shares	472,000,000 (L)	Beneficial owner	3.11% (L)	–	10.04% (L)
Hebei Construction & Investment Group Co., Ltd.	Domestic shares	549,169,071 (L)	Beneficial owner	3.61% (L)	5.23% (L)	–
Blackrock, Inc. (Note 5)	H shares	383,689,414 (L)	Interest of controlled corporation	2.52% (L)	–	8.16% (L)
		2,066,000 (S)	Interest of controlled corporation	0.01% (S)	–	0.04% (S)
JPMorgan Chase & Co.	H shares	88,086,924 (L)	Beneficial owner	0.58% (L)	–	1.87% (L)
(Note 6)		27,377,838 (S)	Beneficial owner	0.18% (S)	–	0.58% (S)
		271,430,000 (L)	Investment manager	1.79% (L)	–	5.77% (L)
		11,160 (L)	Trustee	0.00007% (L)	–	0.00024% (L)
		112,351,230 (P)	Custodian	0.74% (L)	–	2.40% (L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 75% direct interests and 25% indirect interests in HIPDC.

(3)	Of the 1,629,264,402 domestic shares, China Huaneng Group through its controlling subsidiary, Huaneng Finance, held 74,139,853 domestic shares.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 2,010,480 shares and short position of 284,000 were held through cash settled derivatives (off exchange).

(6)
Long position of 399,080 shares and short position of 730,360 shares were held through physically settled derivatives (on exchange). Short position of 2,902,000 shares was held through cash settled derivatives (on exchange). Short position of 15,561,478 shares were held through physically settled derivatives (off exchange). Long position of 9,654,000 shares and short position of 8,176,000 shares were held through cash settled derivatives (off exchange).

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APPENDIX VII	GENERAL INFORMATION

Save as disclosed above, the Company is not aware of any other person (other than the Directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no Director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and director of Huaneng International Power Development Corporation;

(ii)	Mr. Guo Junming is the chief accountant of China Huaneng Group and director of Huaneng International Power Development Corporation;

(iii)	Mr. Liu Guoyue is the deputy general manager of China Huaneng Group, the chairman of Huaneng Shidaowan Nuclear Power Co., Ltd., and the chairman of Huaneng Shandong Shidaowan Nuclear Power Ltd.;

(iv)	Mr. Fan Xiaxia is the vice president of China Huaneng Group;

(v)	Mr. Li Shiqi is the general manager of Huaneng International Power Development Corporation;

(vi)
Mr. Huang Jian is the assistant to president of China Huaneng Group, director of Huaneng Capital Services Company Limited and the chairman of the supervisor committee of Huaneng Renewables Corporation Limited;

Supervisors

(vii)
Mr. Ye Xiaodong is the vice president of China Huaneng Group, director of HIPDC, executive director of Huaneng Coal Mining Corporation Company and the chairman of Xi’an Thermal Power Research Institute Co., Ltd.; and

(viii)	Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation.

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APPENDIX VII	GENERAL INFORMATION

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2016, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

6.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which had since 31 December 2016 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

7.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders) .
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APPENDIX VII	GENERAL INFORMATION

8.	MISCELLANEOUS

(a)	Mr. Du Daming is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

9.	DOCUMENTS FOR INSPECTION

A copy of this circular will be available for inspection at the office of Herbert Smith Freehills at 23/ F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 16 May 2017.

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Document 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.
If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSAL ON ELECTION OF NEW SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY;
PROPOSAL ON ELECTION OF NEW SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY;
PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES BY THE COMPANY;
PROPOSAL REGARDING THE ISSUE OF SUPER SHORT-TERM DEBENTURES BY THE COMPANY;
PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS (BY WAY OF NON-PUBLIC PLACEMENT);
PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO
ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS;
AND
PROPOSAL REGARDING THE GENERAL MANDATE TO ISSUE SHARES

The Company will convene the AGM at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. A notice convening the AGM is set out on pages 22 to 26 of this circular.
A reply slip and a form of proxy for use at the AGM are enclosed. If you intend to attend the AGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.
Whether or not you are able to attend the AGM, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting (i.e. before 9:00 a.m. on 12 June 2017) or any adjournment thereof.
Completion and return of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.
28 April 2017

CONTENTS

Page
Definitions		1
Letter from the Board		3
1.	Introduction	4
2.	Proposals on election of new sessions of the Board of Directors and Supervisory Committee of the Company	4
3.	Proposal regarding the issue of short-term debentures by the Company	5
4.	Proposal regarding the issue of super short-term debentures by the Company . . .	5
5.	Proposal regarding the issue of debt financing instruments (by way of non-public placement).	5
6.	Proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments	6
7.	Proposal regarding the general mandate to issue shares	7
8.	The AGM	10
9.	Recommendations	10
10.	Responsibility Statement	10
Appendix I – Biographies of the Directors and Supervisors proposed to be elected and appointed		11
Appendix II – Notice of AGM		22

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Share (s) ”, “Domestic Share (s) ”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.

“AGM”, “General Meeting”
the 2016 annual general meeting of the Company to be held at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC

“Board”	the board of Directors of the Company

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be)

“Company Law”	the Company Law of the PRC

“Director (s) ”	the director (s) (including independent non-executive directors) of the Company

“H Share (s) ”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	21 April 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“PRC”, “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shareholder (s) ”	the shareholders of the Company

“Supervisor (s) ”	the supervisor (s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

Directors:	Legal Address:
Cao Peixi	Huaneng Building
Guo Junming Liu Guoyue Fan Xiaxia	6 Fuxingmennei Street Xicheng District
Li Shiqi	Beijing 100031
Huang Jian	PRC
Mi Dabin
Guo Hongbo Zhu Yousheng Li Song

Independent Non-executive Directors:
Li Zhensheng Yue Heng Geng Jianxin Xia Qing
Xu Mengzhou

28 April 2017

To the Shareholders

Dear Sir or Madam,

PROPOSAL ON ELECTION OF NEW SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY;
PROPOSAL ON ELECTION OF NEW SESSION OF THE SUPERVISORY COMMITTEE OF THE COMPANY;
PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES BY THE COMPANY;
PROPOSAL REGARDING THE ISSUE OF SUPER SHORT-TERM DEBENTURES BY THE COMPANY;
PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS (BY WAY OF NON-PUBLIC PLACEMENT) ;
PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE
TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS;
AND
PROPOSAL REGARDING THE GENERAL MANDATE TO ISSUE SHARES

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to provide you with relevant information to enable you to make an informed decision on whether to vote for or against the proposals relating to (among others) the proposal on election of new session of the Board of Directors of the Company, the proposal on election of new session of the Supervisory Committee of the Company, the proposal regarding the issue of short-term debentures by the Company, the proposal regarding the issue of super short-term debentures by the Company, the proposal regarding the issue of debt financing instruments (by way of non-public placement) , the proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments and the proposal regarding the general mandate to issue new shares to be proposed at the AGM.

2.	PROPOSALS ON ELECTION OF NEW SESSIONS OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE OF THE COMPANY

The term of the Eighth Session of the Board of Directors and the Supervisory Committee of the Company will expire upon conclusion of the forthcoming Annual General Meeting of the Company. The Company has been informed that, among the members of the Eighth Session of the Board of Directors, Mr. Li Shiqi (Non-executive Director), Mr. Zhu Yousheng (Non-executive Director), Ms. Li Song (Non- executive Director), Mr. Li Zhensheng (Independent Non-executive Director) and Mr. Xia Qing (Independent Non-executive Director) will retire and will not stand for re-election as candidate Directors of the Ninth Session of the Board of Directors.

The other Directors and Supervisors of the Eighth Session of the Board of Directors and the Supervisory Committee (save for the Staff Representative Supervisors) have confirmed that they will offer themselves for re-election at the Annual General Meeting of the Company.

To the best of the Directors’ knowledge, information and belief having made reasonable enquiry regarding the retirement of Directors and Supervisors, there are no disagreements among the Directors and among the Supervisors and there are no matters that need to be brought to the attention of the Shareholders.

In addition to the proposed re-election of Directors and Supervisors, the Board of Directors and the Supervisory Committee have respectively proposed the following new appointments to constitute the Ninth Session of the Board of Directors and the Supervisory Committee:

(i)	Mr. Wang Yongxiang, Mr. Cheng Heng and Mr. Lin Chong as the Non-executive Directors; and

(ii)	Mr. Liu Jizhen and Mr. Xu Haifeng as Independent Non-executive Directors.

Biographies of the Directors and Supervisors proposed to be elected and appointed at the AGM are set out in Appendix I to this circular.

The above proposals shall be submitted to the AGM as ordinary resolutions for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

3.	PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES BY THE COMPANY

The Board of Directors of the Company proposed that (1) the Company be authorised to issue short- term debentures (in either one or multiple tranches) of a principal amount up to RMB15 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB15 billion at any time within the period as prescribed therein) in the PRC within 24 months from the date on which the shareholders’ approval is obtained; and (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

4.	PROPOSAL REGARDING THE ISSUE OF SUPER SHORT-TERM DEBENTURES BY THE COMPANY

The Board of Directors of the Company proposed that (1) the Company be authorised to issue super short-term debentures with a principal amount of not exceeding RMB32 billion within 24 months from the date of obtaining an approval at the general meeting (either in one tranche or on a rolling basis, where the outstanding principal balance of the super short-term debentures in issue by the Company shall not exceed RMB32 billion at any time within the period as prescribed therein) ; (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate disclosures of information.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

5.	PROPOSAL REGARDING THE ISSUE OF DEBT FINANCING INSTRUMENTS (BY WAY OF NON-PUBLIC PLACEMENT)

The Board of Directors of the Company proposed that (1) the Company be authorised to issue debt financing instruments (either in one or multiple tranches) with a principal amount of not exceeding RMB24 billion by way of non-public placement (which means that the outstanding principal balance of the non- public placement of debt financing instruments in issue shall not exceed RMB24 billion at any time within the period as prescribed therein) within 24 months from the date of obtaining an approval at the general meeting; (2) an approval to be sought at the general meeting for an unconditional general mandate to be

LETTER FROM THE BOARD

given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate information disclosures.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

6.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO ISSUE DOMESTIC AND/OR OVERSEAS DEBT FINANCING INSTRUMENTS

The Board of Directors of the Company proposed that:

i.
the Company shall, subject to the approval of relevant regulatory authority and within 24 months from the date of obtaining approval at its general meeting, issue domestic and/or overseas debt financing instruments (in either one or multiple tranches on a rolling basis) with a principal amount of up to RMB29.3 billion or equivalent in or outside the People’s Republic of China, such instruments including but not limited to corporate bonds and enterprise bonds in the domestic market, medium-term notes in the interbank bond market, offshore RMB- denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market (including domestic and overseas perpetual bonds, which include without limitation perpetual MTNs, renewable corporate bonds and renewable enterprise bonds in the domestic market, perpetual bonds in the overseas market or other perpetual bonds denominated in RMB or any other foreign currency that are permitted under applicable laws and regulations to be issued in or outside the People’s Republic of China without a definite maturity date) . (For the avoidance of doubt, reference to “debt financing instruments” in this proposal does not include short-term debentures, super short-term debentures and private placement notes issued in the domestic interbank bond market.)

ii.
an approval is proposed to be obtained at the general meeting for granting an unconditional general mandate to the Board or more than two Directors of the Company to, based on the Company’s needs and market conditions and in accordance with relevant regulatory requirements, determine the terms and conditions for the issue of the relevant debt financing instruments and attend to other relevant matters (which include but are not limited to) :

(1)
determining the details regarding the issue of the relevant debt financing instruments, including but not limited to the type of the bond to be issued, the issuer, whether to issue in tranches, the currency, amount and term of each tranche, the term for and method of repayment of the principal and accrued interest, the method of issue, the method and terms of placement, the interest rate and ways to determine it, and the security arrangements. Issue of corporate bonds in the domestic market must also meet the following requirements: the bonds under such issue shall have a maturity of no more than 20 years (except perpetual bonds) and could be bonds with a single maturity date or a portfolio of bonds with different maturity dates; the proceeds of the issue will be used to meet the Company’s production and operation needs, adjust its debt structure,

LETTER FROM THE BOARD

replenish its working capital and/or make project investments; subject to the provisions of applicable laws and regulatory requirements, the issue may be a public or non-public issue or a placement to the shareholders of the Company. Method of issue and placement details (including whether to place or not and the size of placement) shall be determined by the Board or more than two Directors of the Company according to market conditions and details of the issue.
(2)
representing the Company in engaging in all the negotiations, signing all the agreements and other necessary documents and making proper disclosures of information in connection with the issue of the relevant debt financing instruments;

(3)
procuring approval of the issue of the relevant debt financing instruments with relevant regulatory authority and making proper adjustments to the detailed issue plan based on the comments and opinions, if any, of the regulatory authority; and

(4)	taking all the necessary actions to decide on/attend to other particular matters relating to the issue of the relevant debt financing instruments.

iii.
The resolution adopted at the Company’s general meeting in relation to the issue of the relevant debt financing instruments shall be valid for 24 months from the date of adoption of such resolution. If the Board or more than two Directors have determined the issue or partial issue of the relevant debt financing instruments within the validity term of the mandate and the Company has procured the approval, permit, filing or registration, as applicable, for the issue with relevant regulatory authority, the Company may complete the issue or partial issue of the relevant debt financing instruments within the term of validity of such approval, permit, filing or registration.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

7.	PROPOSAL REGARDING THE GENERAL MANDATE TO ISSUE SHARES

The Company seeks to obtain approval from its Shareholders for the General Mandate to issue Shares.

Scope of the authorisation is set out below:

(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time) , the Board (or the directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities

LETTER FROM THE BOARD

convertible into shares, option to subscribe for any shares or such convertible securities) , and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range) ;

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) conditionally or unconditionally separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of Huaneng Power International; and

LETTER FROM THE BOARD

(ii)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(6)
Subject to the approval (s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the directors authorised by the Board) Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)
The Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this general mandate.

No shareholders’ class meetings shall be required to be convened by the Company when the Board of Directors exercises the General Mandate to issue A Shares. If, as required by the relevant domestic law and regulations in the PRC, a general meeting needs to be convened even if the General Mandate to issue Shares is obtained, then it is still subject to the approval by all Shareholders at the general meeting.

As at the Latest Practicable Date, the Company had in issue 15,200,383,440 Shares comprising 10,500,000,000 A Shares and 4,700,383,440 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 2,100,000,000 A Shares and/or 940,076,688 H Shares on the basis that no further A Shares and/or H Shares will be issued by the Company prior to the General Meeting.

The above proposal shall be submitted to the AGM as a special resolution for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

8.	THE AGM

A notice convening the AGM to be held at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC is set out on pages 22 to 26 of the circular. No shareholder is required to abstain from voting in connection with the matters to be resolved at the AGM. Pursuant to Rule 13.39 (4) of the Hong Kong Listing Rules, voting at the AGM will be conducted by poll. The poll results will be published on the websites of the Company and of the Hong Kong Stock Exchange in accordance with the Hong Kong Listing Rules following the AGM.

Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip and the form of proxy in accordance with the instructions printed thereon. The form of proxy should be completed and returned to Hong Kong Registrars Limited (for holders of H Shares of the Company) at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or to the Company’s head office in China (for holders of Domestic Shares of the Company) , as soon as possible and in any event not later than 24 hours before the time fixed for holding the AGM (i.e. before 9:00 a.m. on 12 June 2017) or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

9.	RECOMMENDATIONS

The Board believes that the proposed resolutions set out in the notice of the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favor of the resolutions as set out in the notice of the AGM.

10.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

Biographies of the Directors and Supervisors (as at the Latest Practicable Date) proposed to be elected and appointed at the AGM are set out as follows:

DIRECTORS

Executive Directors and Non-executive Directors

CAO Peixi, aged 61, is currently the Chairman of the Company, the President of Huaneng Group, and the Director of HIPDC and Huaneng Renewables Co. Ltd. (listed on the Hong Kong Stock Exchange) . He was the Head of Qingdao Power Plant, Deputy Chief (Vice President) of Shandong Power Company (Bureau) , Chairman and President of Shandong Power Group Corporation, Vice President and President of China Huadian Corporation and the Chairman of Huadian Power International Corporation Limited (listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange) . He was graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Cao Peixi does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Cao been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Cao Peixi does not hold any shares.

The Company proposes to re-appoint Mr. Cao as the Executive Director for a term of three years. Mr. Cao will not receive any director’s fees. Mr. Cao does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Cao which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GUO Junming, aged 51, is currently the Vice Chairman of the Company, the Chief Accountant of Huaneng Group and Director of HIPDC. He was the Deputy Chief Accountants of Longyuan Power Group Corporation, Deputy Chief of the Finance Department of the Accounting Department of Power Grid Development Branch (Power Grid Development Department) of State Electric Power Corporation, Vice President and President of China Huaneng Finance Co. Ltd., President of Huaneng Capital Services Co. Ltd., Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group and Chairman of the Company’s Supervisory Committee. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree in economics. He is also a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Guo Junming does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Guo been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Guo Junming does not hold any shares.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

The Company proposes to re-appoint Mr. Guo as the Non-executive Director for a term of three years. Mr. Guo will not receive any director’s fees. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIU Guoyue, aged 53, is currently a Director and the President of the Company, Vice President of Huaneng Group, Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd., Chairman of Huaneng Shandong Shidaowan Nuclear Power Ltd., an Executive Director of Huaneng Power International Fuel Co., Ltd., the Chairman of Shanghai Times Shipping Limited Company, a Director of SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Chief of Huaneng Shang’an Power Plant and Huaneng Dezhou Power Plant, the Vice President of the Company. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Liu Guoyue does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Liu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Liu Guoyue does not hold any shares.

The Company proposes to re-appoint Mr. Liu as the Executive Director for a term of three years. Mr. Liu will not receive any director’s fees. Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

FAN Xiaxia, aged 55, is currently a Director and the Vice President of the Company and the Vice President of Huaneng Group. He was the Deputy Director of General Administration Division of Engineering Department and General Department of HIPDC, Deputy Manager of the Company’s Nantong Branch, Deputy Manager of Engineering Administration Department of HIPDC, Deputy Manager and Manager of International Cooperation and Commerce Department of the Company, Manager of Engineering Administration Department of the Company, an Assistant to the President of the Company and the General Manager (Officer) of the Company’s Zhejiang Branch (Yuhuan Power Plant Preparatory Office) . He graduated from the Economic Management School of Tsinghua University with a EMBA degree. He is a senior engineer.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

Save the work relationship disclosed in the qualifications above, Mr. Fan Xiaxia does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Fan been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Fan Xiaxia does not hold any shares.

The Company proposes to re-appoint Mr. Fan as the Executive Director for a term of three years. Mr. Fan will not receive any director’s fees. Mr. Fan does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Fan which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

HUANG Jian, aged 54, is currently a Director of the Company, an Assistant to the President of Huaneng Group, a director of Huaneng Capital Services Co., Ltd. and the Chairman of the Supervisor Committee of Huaneng Renewables Co., Ltd. (listed on the Hong Kong Stock Exchange) . He was the Deputy Director of Costs and Price Division and Director of Price General Division of the Finance Department of HIPDC, Chief Accountant of Beijing Branch of HIPDC, Deputy Manager of the Finance Department of Huaneng Development, Deputy Chief Accountant, Chief Accountant, Vice President, Board Secretary of the Company, Deputy Chief Economist and Chief of Financial Planning Department of Huaneng Group. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Huang Jian does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Huang been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Huang Jian does not hold any shares.

The Company proposes to re-appoint Mr. Huang as the Non-executive Director for a term of three years. Mr. Huang will not receive any director’s fees. Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

WANG Yongxiang, aged 51, is currently the Chairman of Huaneng International Power Development Corporation (HIPDC) , the General Manager of GreenGen Co., Ltd., the Chief of the Power Development Business Division of China Huaneng Group, the Chief of the Shale Gas Exploitation

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

and Utilization Office of China Huaneng Group and the director of Huaneng Lancang River Hydropower Co., Ltd. Mr. Wang has formerly served as the Deputy Manager of Sinohydro Bureau 14 Co. Ltd. No. 2 Hydro Company and the Deputy Director and Manager of Three Gorges Construction Bureau, the Secretary of the CPC Committee and Deputy Director of the Qujing branch of Sinohydro Bureau 14 Co. Ltd., the Head of the Research and Design Institute of Sinohydro Bureau 14 Co. Ltd., the Assistant Director and Deputy Director of Sinohydro Bureau 14 Co. Ltd., the Deputy General Manager, General Manager, Executive Vice Chairman and Chairman of Huaneng Lancang River Hydropower Co., Ltd., and the General Manager of China Huaneng Group Yunnan Branch. He graduated from Tsinghua University where he majored in hydraulic engineering and holds a master’s degree of engineering (postgraduate diploma) . Mr. Wang is a professor-level senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Wang Yongxiang does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Wang been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Wang Yongxiang does not hold any shares.

The Company proposes to appoint Mr. Wang as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Wang will be RMB48,000. Mr. Wang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Wang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

MI Dabin, aged 48, is currently a Director of the Company, the Vice President of Hebei Construction
& Investment Group Co., Ltd., Chairman (also as acting President) of Hebei Construction & Energy Investment Co., Ltd. and Chairman of Hebei Xingtai Power Co., Ltd.. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in Power Engineering and holds a master’s degree. He is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Mi Dabin does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Mi been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Mi Dabin does not hold any shares.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

The Company proposes to re-appoint Mr. Mi as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Mi will be RMB48,000. Mr. Mi does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mi which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GUO Hongbo, aged 48, is currently a Director of the Company, the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, a Director of Shenyang Jinshan Energy Co., Ltd., and Vice Chairman of Liaoning Haitong New Energy Low-carbon Industry Equity Investment Fund Limited. He was the President and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University, majoring in administrative management, and holds a postgraduate degree of MBA. He is a researcher-grade senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Guo Hongbo does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Guo been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Guo Hongbo does not hold any shares.

The Company proposes to re-appoint Mr. Guo as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Guo will be RMB48,000. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CHENG Heng, aged 53, is currently the Deputy General Manager of Jiangsu Province Investment Management Co., Ltd. and also the director of Huaneng Huaiyin No. 2 Power Generation Co., Ltd., Huaneng Nanjing Jinling Power Generation Co., Ltd., Huaneng Jinling Gas Turbine Cogen-Power Co., Ltd. and Huaneng Nanjing Gas Turbine Power Generation Co., Ltd. Mr. Cheng has formerly served as the Deputy Manager of the Planning Department of Jiangsu International Trust Investment Corporation Limited, the Deputy General Manager of Jiangsu Changshu Electric Power Generating Co., Ltd. and the General Manager of the Energy Investment No. 2 Department of Jiangsu Province Investment Management Co., Ltd. He is an economist with a college diploma.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

Save the work relationship disclosed in the qualifications above, Mr. Cheng Heng does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Cheng been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Cheng Heng does not hold any shares.

The Company proposes to appoint Mr. Cheng as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Cheng will be RMB48,000. Mr. Cheng does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Cheng which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIN Chong, aged 53, is currently the Deputy General Manager of Fujian Investment & Development Group Co., Ltd., the Chairman of Fujian Zhongmin Offshore Wind Power Co., Ltd., the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the director of King Long Motor Group. Mr. Lin has formerly served as the GM Assistant of Fujian Investment & Development Group Co., Ltd., the Director of the Preparatory Office for Fuzhou Baiyun Pumped Storage Hydropower Station, and the Chairman of Fujian Zhongmin Energy Investment Co., Ltd. He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma) . Mr. Lin is a senior engineer.

Save the work relationship disclosed in the qualifications above, Mr. Lin Chong does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Lin been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Lin Chong does not hold any shares.

The Company proposes to appoint Mr. Lin as the Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Lin will be RMB48,000. Mr. Lin does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Lin which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

Independent Non-executive Directors

YUE Heng, aged 42, is an Independent Director of the Company and an Associate Professor of Singapore Management University. He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Associate Professor, Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.

Save the work relationship disclosed in the qualifications above, Mr. Yue Heng does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Yue been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Yue Heng does not hold any shares.

The Company proposes to re-appoint Mr. Yue as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Yue will be RMB74,000. Mr. Yue does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Yue which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

GENG Jianxin, aged 62, is an Independent Director of the Company, a Professor and Doctorate Mentor of Renmin University of China, an Independent Director of Shenzhen Qixin Corporation Ltd. and Triangle Tire Co., Ltd.. He was an assistant accountant of the Geophysical Exploration Company of the Ministry of Metallurgical Industry and associate professor of Hebei University of Economics and Business. He graduated from the Renmin University of China specializing in accounting and holds a doctor’s degree.

Save the work relationship disclosed in the qualifications above, Mr. Geng Jianxin does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Geng been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Geng Jianxin does not hold any shares.

The Company proposes to re-appoint Mr. Geng as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Geng will be RMB74,000. Mr. Geng does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

In addition, there is no other information in relation to Mr. Geng which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

XU Mengzhou, aged 66, is an Independent Director of the Company, a professor at the Remin University of China, an independent director of Shangdong Hualu-Hengsheng Chemical Co., Ltd. and ENN Ecological Holdings Co., Ltd. He graduated from the Remin University of China with a PhD degree in Economic Laws and served as a professor at the Law School and the International College of the Remin University of China.

Save the work relationship disclosed in the qualifications above, Mr. Xu Mengzhou does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Xu Mengzhou does not hold any shares.

The Company proposes to re-appoint Mr. Xu as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB74,000. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

LIU Jizhen, aged 65, is a professor, a doctoral supervisor and an academician of the Chinese Academy of Engineering. He is now the Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, the Vice President of the Chinese Society for Electrical Engineering, the Vice President of the Chinese Society of Power Engineering, a fellow of the Institution of Engineering and Technology (FIET) and an independent director of Datang International Power Generation Co., Ltd. Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering and the President of North China Electric Power University.

Save the work relationship disclosed in the qualifications above, Mr. Liu Jizhen does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Liu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Liu Jizhen does not hold any shares.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

The Company proposes to appoint Mr. Liu as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Liu will be RMB74,000. Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

XU Haifeng, aged 61, has successively served as the Chairman and General Manager of China Railway Express Co., Ltd., the director and Deputy General Manager of Beijing-Shanghai High Speed Railway Co., Ltd., the Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and General Manager of Beijing-Shanghai High Speed Railway Co., Ltd. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University.

Save the work relationship disclosed in the qualifications above, Mr. Xu Haifeng does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Xu Haifeng does not hold any shares.

The Company proposes to appoint Mr. Xu as the Independent Non-executive Director for a term of three years. The pre-tax annual director’s fees of Mr. Xu will be RMB74,000. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

SUPERVISORS

YE Xiangdong, aged 49, is the Chairman of the Supervisory Committee of the Company, the Vice President of Huaneng Group, a Director of HIPDC, the Executive Director of Huaneng Coal Mining Corporation Company and the Chairman of Xi’an Thermal Power Research Institute Co., Ltd.. He was Deputy Chief and Chief of Huaneng Luohuang Power Plant, Deputy Manager of the Safety and Production Department, Manager of the Project Management Department, Assistant to President and Vice President of the Company, the Executive Director and President of Huaneng Hulunbeier Energy Development Company Ltd. and the Chief Engineer of Huaneng Group. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

Save the work relationship disclosed in the qualifications above, Mr. Ye Xiangdong does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Ye been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Ye Xiangdong does not hold any shares.

The Company proposes to re-appoint Mr. Ye as the Shareholder Supervisor for a term of three years. Mr. Ye will not receive any supervisor’s fees. Mr. Ye does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Ye which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

MU Xuan, aged 41, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President of Dalian Construction Investment Group Co., Ltd. the Director and President of Dalian LNG Pipeline Co., Ltd. and the Supervisor of Liaoning Hongyanhe Nuclear Power Co., Ltd.. He was the Assistant to the President of Dalian Construction Investment Co., Ltd. and the Assistant to the President of Dalian Construction Investment Group Co., Ltd.. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management. He is a registered accountant and holds a master degree.

Save the work relationship disclosed in the qualifications above, Mr. Mu Xuan does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Mu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Mu Xuan does not hold any shares.

The Company proposes to re-appoint Mr. Mu as the Shareholder Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Mu will be RMB48,000. Mr. Mu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Mu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

ZHANG Mengjiao, aged 53, is currently a Supervisor of the Company and the Manager of the Finance Department of HIPDC. She was the Chief of Division II of the Audit Office, the Chief of the Audit Office of the Finance Department of Huaneng Group and the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She holds a Master’s Degree in economics and is a senior accountant.

APPENDIX 1	BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE ELECTED AND APPOINTED

Save the work relationship disclosed in the qualifications above, Ms. Zhang Mengjiao does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Ms. Zhang been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Ms. Zhang Mengjiao does not hold any shares.

The Company proposes to re-appoint Ms. Zhang as the Shareholder Supervisor for a term of three years. Ms. Zhang will not receive any supervisor’s fees. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

GU Jianguo, aged 51, is currently a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State Owned Assets Investment Holdings Co., Ltd.. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist.

Save the work relationship disclosed in the qualifications above, Mr. Gu Jianguo does not have any other connections and relationships with Huaneng International, it’s controlling shareholders or de facto controllers. Nor has Mr. Gu been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Gu Jianguo does not hold any shares.

The Company proposes to re-appoint Mr. Gu as the Shareholder Supervisor for a term of three years. The pre-tax annual supervisor’s fees of Mr. Gu will be RMB48,000. Mr. Gu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Gu which is discloseable pursuant to any of the requirements set out in Rules 13.51 (2) (h) to 13.51 (2) (v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

APPENDIX II	NOTICE OF AGM

NOTICE OF 2016 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2016 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2016

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2016

3.	To consider and approve the audited financial statements of the Company for 2016

4.	To consider and approve the profit distribution plan of the Company for 2016 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2017 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures by the Company (Note 3)

7.	To consider and approve the proposal regarding the issue of super short-term debentures by the Company (Note 3)

8.	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement) (Note 3)

9.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

10.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

APPENDIX II	NOTICE OF AGM

ORDINARY RESOLUTIONS

11.	To consider and approve the proposal regarding the election of the new session of the Board of Directors of the Company (Note 3)

11.01	To elect Mr. CAO Peixi as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.02	To elect Mr. GUO Junming as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.03	To elect Mr. LIU Guoyue as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.04	To elect Mr. FAN Xiaxia as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.05	To elect Mr. HUANG Jian as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.06	To elect Mr. WANG Yongxiang as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.07	To elect Mr. MI Dabin as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.08	To elect Mr. GUO Hongbo as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.09	To elect Mr. CHENG Heng as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.10	To elect Mr. LIN Chong as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.11	To elect Mr. YUE Heng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.12	To elect Mr. GENG Jianxin as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.13	To elect Mr. XU Mengzhou as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.14	To elect Mr. LIU Jizhen as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

APPENDIX II	NOTICE OF AGM

11.15	To elect Mr. XU Haifeng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

12.	To consider and approve the proposal regarding the election of the new session of the Supervisory Committee of the Company (Note 3)

12.01	To elect Mr. YE Xiangdong as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.02	To elect Mr. MU Xuan as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.03	To elect Mr. ZHANG Mengjiao as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.04	To elect Mr. GU Jianguo as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
28 April 2017

Notes:

1.	The profit distribution plan of the Company for 2016

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profits attributable to equity holders of the Company for the accounting year ended 31 December 2016 under the PRC GAAP and the International Financial Reporting Standards were RMB8,814.2909 million and RMB8,520.4260 million respectively. Pursuant to the Company Law of the People’s Republic of China and the Company’s Articles, the Company shall apportion 10% of the

APPENDIX II	NOTICE OF AGM

net profit attributable to equity holders of the Company for year 2016 based on the calculation according to the PRC GAAP as statutory surplus reserve. There need not be any apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory surplus reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory surplus reserve for 2016. The Company will not apportion any discretionary surplus reserve for 2016.

The Company’s proposed profit distribution plan for 2016 is a cash dividend of RMB0.29 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB4,408.11 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2017

The board of directors (the “Board of Directors”) of the Company proposes to appoint KPMG Huazhen LLP as the Company’s domestic auditors and the auditors for U.S. 20F annual report, and KPMG as the Company’s Hong Kong auditors for 2017 with a total remuneration of RMB44,480,000. In particular, the remuneration for financial audit and for internal control audit were estimated to be RMB34,380,000 and RMB10,100,000 respectively.

3.	Please refer to the circular of the Company dated 28 April 2017 for details.

4.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document (s) shall be notarised.

3.
To be valid, the power of attorney or other authorisation document (s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting (i.e. before 9:00 a.m. on 12 June 2017) .

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

5.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person (s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 24 May 2017.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

APPENDIX II	NOTICE OF AGM

6.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the AGM

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 24 May 2017 to 13 June 2017 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 23 May 2017. Holders of H shares whose names are recorded in the register of member of the Company on 24 May 2017 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2016

In order to determine the H Shareholders entitled to receive the 2016 Final Dividend, the Company will suspend registration of transfer of H Shares from 24 June 2017 to 29 June 2017 (both days inclusive) .

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate (s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 23 June 2017. The H Shareholders whose names are recorded in the register of members of the Company on 29 June 2017 are entitled to receive the 2016 Final Dividend.

7.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.
2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at: 1712-1716, 17/F, Hopewell Centre 183 Queen’s Road East Hong Kong

3.	The address for contact: Capital Market Department of
Huaneng Power International, Inc. Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031, The People’s Republic of China

4.	Contact Persons:	Zhou Di, Xie Meixin
Contact Telephone No          (+86) 10 6322 6599 (+86) 10 6322 6590
Facsimile No:                         (+86) 10 6641 2321
Email address:                        xiemx@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

Proxy Form for 2016 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)  _______________________________________________________________________________________
of                                                                                                                                                                                                 ,
Shareholders’ Account:
and I.D. No.: _______________________________________________________________________________________,
being the holder (s) ofH Share (s) /Domestic Share (s) * (Note 1) of Huaneng Power International, Inc. (the
“Company”) now appoint (Note 3) _____________________________________________________________
I.D. No.: __________________________________________________________________________________________
(of) , or failing him, the Chairman of the meeting, as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction (s) below and on my (our) behalf at the 2016 Annual General Meeting to be held at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion. (Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2016
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2016
3.	To consider and approve the audited financial statements of the Company for 2016
4.	To consider and approve the profit distribution plan of the Company for 2016
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2017
SPECIAL RESOLUTIONS		For (Note 4)	Against (Note 4)
6.	To consider and approve the proposal regarding the issue of short-term debentures by the Company
7.	To consider and approve the proposal regarding the issue of super short-term debentures by the Company
8.	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement)
9.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments
10.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares
ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
11.	To consider and approve the proposal regarding the election of the new session of the Board of Directors of the Company	- - - - - - - - - - - - -	- - - - - - - - - - - - -
11.01 To elect Mr. CAO Peixi as the Executive Director of the Ninth Session of the Board of Directors of the Company
11.02 To elect Mr. GUO Junming as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
11.03 To elect Mr. LIU Guoyue as the Executive Director of the Ninth Session of the Board of Directors of the Company
11.04 To elect Mr. FAN Xiaxia as the Executive Director of the Ninth Session of the Board of Directors of the Company
11.05 To elect Mr. HUANG Jian as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.06 To elect Mr. WANG Yongxiang as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.07 To elect Mr. MI Dabin as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.08 To elect Mr. GUO Hongbo as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.09 To elect Mr. CHENG Heng as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.10 To elect Mr. LIN Chong as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.11 To elect Mr. YUE Heng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.12 To elect Mr. GENG Jianxin as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.13 To elect Mr. XU Mengzhou as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.14 To elect Mr. LIU Jizhen as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.15 To elect Mr. XU Haifeng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
12.	To consider and approve the proposal regarding the election of the new session of the Supervisory Committee of the Company	- - - - - - - - - - - - -	- - - - - - - - - - - - -
12.01 To elect Mr. YE Xiangdong as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company
12.02 To elect Mr. MU Xuan as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company
12.03 To elect Mr. ZHANG Mengjiao as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company
12.04 To elect Mr. GU Jianguo as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

Date:	2017	Signature:	(Note 5)

Notes:
1.
Please insert the number of H Share (s) registered in your name (s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the H Shares in the share capital of the Company registered in your name (s) .

2.	Please insert full name (s) and address (es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2016 Annual General Meeting will act as your proxy. One or more proxies, who may not be member (s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document (s) which have been notarised, must be delivered, in the case of a holder of Domestic Share (s) , to the Company and in the case of a holder of H Share (s) , to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2016 Annual General Meeting (i.e. before 9:00 a.m. on 12 June 2017) .

*   Please delete as appropriate.

Reply Slip for 2016 Annual General Meeting

I/ (We) ___________________________________ of ___________________________________
______________________________________________________________________________
Telephone number: __________________ and Fax number: ________________________________, being the holder (s) of ____________ H Share (s) /Domestic Share (s) * of Huaneng Power International, Inc. (the “Company”) hereby reply that I/ (We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2016 annual general meeting (the “AGM”) to be held at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86) -10-6641 2321) . Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

*	Please delete as appropriate.

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2016 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2016 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2016

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2016

3.	To consider and approve the audited financial statements of the Company for 2016

4.	To consider and approve the profit distribution plan of the Company for 2016 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2017 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures by the Company (Note 3)

7.	To consider and approve the proposal regarding the issue of super short-term debentures by the Company (Note 3)

8.	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement) (Note 3)

9.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

10.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

ORDINARY RESOLUTIONS

11.	To consider and approve the proposal regarding the election of the new session of the Board of Directors of the Company (Note 3)

11.01	To elect Mr. CAO Peixi as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.02	To elect Mr. GUO Junming as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.03	To elect Mr. LIU Guoyue as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.04	To elect Mr. FAN Xiaxia as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.05	To elect Mr. HUANG Jian as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.06	To elect Mr. WANG Yongxiang as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.07	To elect Mr. MI Dabin as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.08	To elect Mr. GUO Hongbo as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.09	To elect Mr. CHENG Heng as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.10	To elect Mr. LIN Chong as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.11	To elect Mr. YUE Heng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.12	To elect Mr. GENG Jianxin as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.13	To elect Mr. XU Mengzhou as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.14	To elect Mr. LIU Jizhen as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.15	To elect Mr. XU Haifeng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

12.	To consider and approve the proposal regarding the election of the new session of the Supervisory Committee of the Company (Note 3)

12.01	To elect Mr. YE Xiangdong as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.02	To elect Mr. MU Xuan as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.03	To elect Mr. ZHANG Mengjiao as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.04	To elect Mr. GU Jianguo as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC 28 April 2017

Notes:

1.	The profit distribution plan of the Company for 2016

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profits attributable to equity holders of the Company for the accounting year ended 31 December 2016 under the PRC GAAP and the International Financial Reporting Standards were RMB8,814.2909 million and RMB8,520.4260 million respectively. Pursuant to the Company Law of the People’s Republic of China and the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2016 based on the calculation according to the PRC GAAP as statutory surplus reserve. There need not be any apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory surplus reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory surplus reserve for 2016. The Company will not apportion any discretionary surplus reserve for 2016.

The Company’s proposed profit distribution plan for 2016 is a cash dividend of RMB0.29 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB4,408.11 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2017

The board of directors (the “Board of Directors”) of the Company proposes to appoint KPMG Huazhen LLP as the Company’s domestic auditors and the auditors for U.S. 20F annual report, and KPMG as the Company’s Hong Kong auditors for 2017 with a total remuneration of RMB44,480,000. In particular, the remuneration for financial audit and for internal control audit were estimated to be RMB34,380,000 and RMB10,100,000 respectively.

3.	Please refer to the circular of the Company dated 28 April 2017 for details.

4.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document (s) shall be notarised.

3.
To be valid, the power of attorney or other authorisation document (s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting (i.e. before 9:00 a.m. on 12 June 2017) .

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

5.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person (s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 24 May 2017.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the AGM

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 24 May 2017 to 13 June 2017 (both days inclusive) .

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 23 May 2017. Holders of H shares whose names are recorded in the register of member of the Company on 24 May 2017 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2016

In order to determine the H Shareholders entitled to receive the 2016 Final Dividend, the Company will suspend registration of transfer of H Shares from 24 June 2017 to 29 June 2017 (both days inclusive) .

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate (s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 23 June 2017. The H Shareholders whose names are recorded in the register of members of the Company on 29 June 2017 are entitled to receive the 2016 Final Dividend.

7.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

3.	The address for contact:

Capital Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Persons: Zhou Di, Xie Meixin
Contact Telephone No:           (+86) 10 6322 6599 (+86) 10 6322 6590
Facsimile No:                         (+86) 10 6641 2321
Email address:                        xiemx@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     April 28, 2017